Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина, 69006, г. Запорожье,
вул. Добролюбова, 20.
тел. (061) 286-73-59
факс 286-71-55, 286-71-12
р/с 26008301155031, МФО 313355
в ЗРУ ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11045719
Индивидуальный налоговый
номер 001308708243

ДНІПРОЕНЕРГО

E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
«ДНІПРОЕНЕРГО»
Україна, 69006, м. Запоріжжя,
вул. Добролюбова, 20.
тел. (061) 286-73-59
факс 286-71-55, 286-71-12
р/р 26008301155031, МФО 313355
в ЗРУ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11045719
Індивідуальний податковий
номер 001308708243

File No. 82-4844

07.08.06 № 34/5359

На № ________ від «___»__________ 200 р.

001512

06016043

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

RECEIVED
2006 AUG 15 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street,
Washington, D.C. 20549
U.S.A.

Re: Open Joint Stock Company "Dniproenergo"
Rule 12g3-2(b) Exemption
File No. 82-4844

SUPPL

Dear Ladies and Gentlemen:

Pursuant to the Rule 12g3-2(b)(1)(iii), and on behalf of the Open Joint Stock Company "Dniproenergo" (the "Company"), the documents described in the Annex A are enclosed hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact Tetyana Ismagilova, Head of Foreign Relations Department, by the telephone: at (380- 61) 286-73-40 in Zaporizhzhia, Ukraine if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Tetyana Ismagilova,

dlo 8/16

C:\Documents and Settings\OVES9\My Documents\let_SEC_e1.doc

Dniproenergo, 20, Dobrolyubova St., Zaporizhzhia, Ukraine, 69006 in the enclosed self-addresed stamped envelope.

Thank you for your attention.

Truly yours,
For and on behalf of

OPEN JOINT STOCK COMPANY
"DNIPROENERGO"

By: Yuriy Bochkarov
Title: General director

Enclosure

Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина, 69006, г. Запорожье,
вул. Добролюбова, 20.
тел. (061) 286-73-59
факс 286-71-55, 286-71-12
р/с 26008301155031, МФО 313355
в ЗРУ ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11045719
Индивидуальный налоговый
номер 001308708243

ДНІПРОЕНЕРГО

E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
«ДНІПРОЕНЕРГО»
Україна, 69006, м. Запоріжжя,
вул. Добролюбова, 20.
тел. (061) 286-73-59
факс 286-71-55, 286-71-12
р/р 26008301155031, МФО 313355
в ЗРУ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11045719
Індивідуальний податковий
номер 001308708243

File No. 82-4844

07.08.06 № 34/5359

На № ________ від «___»__________ 200 р.

001513

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street,
Washington, D.C. 20549
U.S.A.

Re: Open Joint Stock Company "Dniproenergo"
Rule 12g3-2(b) Exemption
File No. 82-4844

Dear Ladies and Gentlemen:

Pursuant to the Rule 12g3-2(b)(1)(iii), and on behalf of the Open Joint Stock Company "Dniproenergo" (the "Company"), the documents described in the Annex A are enclosed hereto for your attention.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact Tetyana Ismagilova, Head of Foreign Relations Department, by the telephone: at (380- 61) 286-73-40 in Zaporizhzhia, Ukraine if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Tetyana Ismagilova,

Dniproenergo, 20, Dobrolyubova St., Zaporizhzhia, Ukraine, 69006 in the enclosed self-addresed stamped envelope.

Thank you for your attention.

Truly yours,
For and on behalf of

OPEN JOINT STOCK COMPANY
"DNIPROENERGO"

By: Yuriy Bochkarov
Title: General director

Enclosure

ANNEX A

of documents and information to be given to the USA Commission according to the rule 12g3-2(d)

1. Changes and additions to the Charter of OJSC « Dniproenergo» in the year 2005 – none.
2. Copies of all the documents that "Dniproenergo" published or had to publish in the year 2005 and that were not given to USA Commission, namely:

a) information about the last issue of shares that was registered in the Commission of Ukraine and laid open to the public by the means of publishing in the mass media – none;

b) annual report of 2005 given by OJSC « Dniproenergo»to the Governmental Commission of Securities and Stock market of Ukraine on April 4th, 2006. According to the decision of the Governmental Commission of Securities and Stock market of Ukraine No. 72, dated 09.06.1998 « About attesting of the regulations of giving regular information to open joint-stock companies and joint ventures – issuers of bonds», the following documents were given:

- Report of OJSC « Dniproenergo» of 2005 – attachment1 – 72 pages
- Audit conclusion No. 12/04-06 carried out by the auditor firm « Auditservice – LVF» - attachment 2 – 10 pages, p.p.73-82

c) Balance sheet and report of financial results of "Dniproenergo" of 2005 – see Attachment 1, p.p. 28-36;

d) changes and additions to the plan of privatization of OJSC « Dniproenergo», if any were introduced in the year 2005 - none,

e) special information about OJSC « Dniproenergo» that was laid open to the public in the year 2005 in printing:

- the newspaper « The Ukrainian Investement Newspaper», No 18-19 of 06.05.2005– attachment 3 – on 6 pages, p.p. 83-88;
- Bulletin « Securities of Ukraine» No. 7-8 (1329-1330) dated of January, 14th , 2005 –attachment 4-on 1p., p.89;
- Bulletin « Securities of Ukraine» No. 65-66 (1387-1388) dated of March, 23rd , 2005 – attachment 5 – on 1p., p. 90;
- Bulletin «Securities of Ukraine» No. 121-122 (1443-1444) dated of June,1st ,2005 – attachment 6-on 1 p., p.91

3. According to the Contract No.11 dated September, 05th, 1998 concluded with the First Stock Trading System "On including the securities of OJSC Dniproenergo to the List of PFTS" the following documents were given:

- Balance Sheet of the company for the 1-st half of 2005 – attachment 8 – on 4p., p.p. 93-96;
- Financial Results Report for the 1-st half of 2005 – attachment 9 – on 2 p., p.p. 97-98;
- Balance sheet of the company for 9 months of 2005 – attachment 10 – on 4 p., p.p. 99-102;
- Financial Results Report for the 9 months of 2005- attachment 11 – on 3 p., p.p. 103-104;
- Balance sheet of the company for the 12 months of 2005 - attachment 12 – on 6 p., p.p. 105-107;
- Financial Results Report for the 12 months of 2006 - attachment 13 – on 4 p., p.p. 108-109;
- Balance sheet of the company for the 1-st quarter 2005- attachment 14 – on 4 p., p.p. 110-112;
- Financial Results Report for the 1-st quarter 2006- attachment 15 – on 3 p., p.p. 113-114;

4. According to DKZP and FR's decision of 03.06.2003 No 221, the annual report was promulgated by placing it in its full volume on the web-site of Information agency PF «Emmission». (www.emission.zp.ua)

5. Copies of all the documents, that OJSC "Dniproenergo" laid open or had to lay open to the public after March, 25th of the year 2003 among its shareholders (such documents were given to

USA Commission by the state on the March, 25th of the year 2003) - none;
6. Copies of the minutes of general meetings of the shareholders of "Dniproenergo", that were held after March, 25th of the year 2003 – none;
7. Audit conclusion No 12/04-06, carried out by the audit firm « Auditservice – LVF» - see. Attachment 2 – on 10 pages, p.p. 73-82
8. Information about OJSC « Dniproenergo»'s shareholders who are the USA residents - attachment 7 – on 1 page, p. 92
9. Information on the date and circumstances of open stock floatation of securities of "affiliated persons" of OJSC « Dniproenergo» ("affiliated person" is any person that controls "Dniproenergo" or is under control of "Dniproenergo") – none.
10. Information on the independent registar of the owners of registered securities of "Dniproenergo" – attachment 16 – on 1 page (see attachment 1, p.10)

File No. 82-4844

Covering letter of the REPORT

RECEIVED
2006 AUG 15 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attachment 1

Securities and Stock Exchange State Commission

Open Joint Stock Company "Dniproenergo"	**00130872**
(name of the issuer)	(EDRPOU code)

Confirm by this letter that the report for 2005 year, in electronic and paper forms that are enclosed, is properly filled, stipulated piece of information is true and actual.

Date of publishing Report 14.04.2006

Reorganization Manager	_____ _______	Popov Serhiy Andriyovich
(position)	(signature)	(surname, name, second name)

[seal]

14.04.2006

File No. 82-4844

Title-page of the report

Information is confirmed, data given in electronic form, which enclosed, coincides with the data in paper form of the report.

Readjustment Manager		Popov Serhiy Andriyovich
(title)	(signature)	(full name)

Date 14 04 2006

Contact person regarding issues related to the report:

Title, department	Head of corporate management department
Full name	Voloshyna Ludmila Nikolaiyvna
Interregional code, telephone, fax	(061) 2867335
E-mail	ocb@gc.dnepr.energy.gov.ua

Report of the Open Joint-stock Company (enterprise - obligor)

Prepared on	2005

Issuer's full name	**Open Joint Stock Company "Dniproenergo"**

Report is accepted by:	[signature]	(full name of of the Commission` s executive)	
Registration number of the report		Date of registration	
Notes			

Basic data about the issuer

Issuer's identification data, location and means of communication of the issuer

Full name of the issuer	**Open Joint Stock Company "Dniproenergo"**
Abbreviated name	OJSC "Dniproenergo"
Organization and legal status	231
EDRPOU code	00130872
Territory code (COATUU)	2310136900
Territory (oblast)	Zaporizka Oblast
District	Leninsky District of Zaporizhzhia
Location (mail address) of the issuer Postal code	69006
Locality	Zaporizhzhia
Street, building	20 Dobrolyubova St.
Interregional code and telephone	061 2867359
Fax	061 2867155, 2867112
E-mail	kanc@gc.dnepr.energy.gov.ua
WWW-address	www.dniproenergo.ua

Information on the state registration of the issuer

No. of state registration certificate	A00 № 196203
Date of issuance of state registration certificate	08.04.1998
Authority that issued the certificate	Executive Committee of Zaporizhzhia City Council
Registered Charter Fund (UAH)	98 099 950.00

Banking institutions serving the ussuer

Name of the bank (its branch) which renders services to the issuer under principal current account	BRANCH "ZAPORIZHZHIA CENTRAL DEPARTMENT OF PIB"
Inter-branches circulation of the bank (MFO)	313355
Name of the bank (its branch) which renders services to the issuer under currency account	BRANCH "ZAPORIZHZHIA CENTRAL DEPARTMENT OF PIB"
Inter-branches circulation of the bank (MFO)	313355

Basic types of activities

Code by classification of types of economic activity (KVED)	Name of type of the activity
40.10.1	Generation of electric energy by thermoelectric power station
40.30.0	Generation and distribution of heat
40.10.5	Distribution of electric energy

Information regarding permits (licenses) obtained for separate types of activities

Type of activity	License (Permit) No.	Permit issue date	State authority which issued permit	Expiration date of the license (permit)
Generation of electric energy	0116 BP	24.06.1998	National Commission of Power Engineering of Ukrainian Regulation	-
Supply of electric energy under unregulated tariff	0507 PS	24.06.1998	National Commission of Power Engineering of Ukrainian Regulation	-
Introduction of educational activity (education union)	ABNo.175814	22.02.2005	Ministry of Education of Ukraine	22.02.2010
Carrying out activities in the area of communications	AANo.223147	18.01.1999	State Communications Committee of Ukraine	18.01.2009
Retailing of alcoholic beverages	ABNo.157942	07.06.2005	State Inland Revenue Administration of Ukraine	07.06.2006
Radio frequencies usage for radio-relay communication organizing	RA	07.07.2000	State Communications Committee of Ukraine	07.07.2005
Performance of special types of activities in the sphere of projecting and building	AA No.219655	26.10.2001	Architecture and City Planning Department of Zaporizhzhia Regional State Administration	31.10.2005
Performance of activities with sources of ionising radiation	OV-01 No.000053	06.09.2004	Ecology and Natural Resources State Authority in Zaporizhzhia Region	06.09.2009
Installation, maintenance service of installations of the fire signal system	AA No.483270	20.03.2003	Department of fire protection safety of Ministry of Internal Affairs of Ukraine	13.03.2006
Medical practice	AA No.498851	09.04.2003	Ministry of Health of Ukraine	09.04.2006
Purchase, storage and distribution of precources (list 2 of table IV)	AA No.771036	11.02.2004	Civil service of medicaments Ministry of Health of Ukraine	11.02.2007
Centralized water supply and water drain	AA No.116018	21.06.2004	State Committee of Ukraine on building municipal economies	21.06.2007
Rendering services of transportation of passengers, freight and carrige by truck	AB No.226611	04.10.2005	Head of motor carrier inspection Ministry of Transport of Ukraine	04.10.2010

Information regarding participation of the issuer in any association of enterprises

Type of incorporation to which the issue belongs	Name	Location (mail address)
Association:	-	OJSC "Dniproenergo" doesn't join any association
Corporations:	-	OJSC "Dniproenergo" doesn't join any corporation
Consortiums:	-	OJSC "Dniproenergo" doesn't join any consortium
Concerns:		OJSC "Dniproenergo" doesn't join any concern
Other association	National Joint-stock company Energetic Company of Ukraine	34 Khreschatyk Street, Kyiv

Information on holders of registered securities of the issuer

Number of shareholders (founders) - legal entities	65
Percentage of shares held by legal entities of their total number (percent)	94.302
Number of shareholders (founders)	4688
Percentage of shares held by natural persons in their total number (percent)	2.698
Number of ordered forms of the securities certificates (pieces)	15 000
Including: - share certificates	15 000
- bond certificates	0
Number of issued forms of securities certificates	9369
Including:	
- share certificates	9369
- bond certificates	0

Information on the number of employees and their remuneration

Indicators	Actually for the period
Average number of staff employees (persons)	9788
Average number of part-time employees and by-workers (persons)	64
Number of employees working under terms of half-time working hours (days, weeks) (persons)	0
Labor remuneration fund (thousand, UAH)	142462.700

Information on the issuer's office

Nos.	Title	Full Name	Year of birth	Education	Length of managerial experience (years)	Name of enterprise and previous title therein
1	The Readjustment Manager	Popov Serhiy Andriyovych	1953	higher	28	General director of OJSC "Dniproenergo"
	Notes	Has no unsettled previous convictions for mercenary malfeasance. Approval of Court in Zaporizhzhia region, 25.02.05: Myakota S. V. is dismissed from acting manager of reorganization; Popov S.A. is assigned.				
2	Chief Accountant	Huschyn Anatoliy Mykhaylovych	1948	higher	20	Kriviyorizka thermal electric power station, Chief Accountant
	Notes	Executive direction acts: General Director – Bochkaryov Y.H. (order 10.02.05 №128-k), Commercial Director – Tansura B.Y., Economic Director – Drozdovych M.L. (order 01.03.05 №166-k), Technical Director – Zuev L.A., Director on social questions – Yakovlev G.A. (order 26.04.05 №86-a)				

Information on persons holding 5% and more of the issuer's shares

Name of a legal entity	EDRPOU Code	Location	Date of entry to the register	Number of shares (pieces)	Of the total number of shares (%)	Number of shares in accordance with their class			
						Ordinary registered	Ordinary payable on bearer	preferred registered	preferred payable to bearer
Alfa Capital Holdings (Cyprus) Limited, Cyprus	00000000	Cyprus, 1066 Nicosia 3 Thermistokli Dervi Street Lulia House 1 floor 1066 Nicosia	No data	341595	8.705	341595	0	0	0
National Joint-stock company "Power engineering company of Ukraine " (Energetychna companiya	32984271	34 Khreschatyk Street Kyiv 01601	05.07.2004	2983717	76.038	2983717	0	0	0

Full name of an individual	Date of entry to the register	Number of shares (pieces)	Of the total number of shares (%)	By class of shares			
				common registered	common, on bearer	preferred	preferred, on bearer
	No data	0	0.000	0	0	0	0
Total:		3325312	84.743	3325312	0	0	0

File No. 82-4844

Information on shareholding by the executives of the issuer's

Position	Surname, name and patronymic name of a natural person	Date of being entered into the register	Number of shares (pieces)	Percentage of the total number of shares (%)	Number of shares in accordance with their class			
					common registered	common, on bearer	preferred registered	preferred payable to bearer
Readjustment Manager	Popov Sergiy Anatoliyovych	No data	0	0.000	0	0	0	0
Chief Accountant	Huschyn Anatoliy Myhaylovych	No data	0	0.000	0	0	0	0
Total:			0	0.000	0	0	0	0

Information of the last publication of the issuer's report

Name of printed media	Web-page of Informational Agency "Emissiya"
Subscription index	n/a
Circulation	0
Date of publication	04.05.2005

Information of the last general shareholders' meeting (for OJSC)

<table>
<tr><td>Type of general meeting</td><td colspan="3">Regular</td></tr>
<tr><td>Place of meeting</td><td colspan="3">16 Vinter Street, Zaporizhzhia</td></tr>
<tr><td>Date of meeting</td><td>25 March 2003</td><td>Quorum at the meeting (%)</td><td>85.935</td></tr>
<tr><td>Agenda:</td><td colspan="3">1. Elections of Bodies of general shareholder' meeting
2. Report of the Board on the fulfillment of plans and principal directions of Company's development in 2002
3. Report and conclusions approval of the Auditing Committee for year 2002
4. Report of the Supervisory Board for 2002
5. Approval of annual results of the Company's activity and balance sheet of the Open Joint-stock company for 2002
6. Approval of financial-economic plans for 2003
7. On Company's structure change
8. On introduction of amendments and additions to the Company's Statute
9. On introduction of amendments and additions to the main conditions regulating the Company's activity
10. Elections of Supervisory Board
11. Elections of Auditing Committee
12. Approval of the concluded contracts regarding pledge
13. On participation in Close Corporation "Dniprovets" capial
14. On creation of Fund of Open Joint-stock Company "Dniproenergo" of Social Support of veterans
15. On work of economic companies created with the participation of Joint-stock Company "Dniproenergo"
16. Approval of profit distribution rates for 2003
17. On remuneration of Supervisory Council members and Head of Auditing Committee
According to the results of the years 2003 and 2004 General meeting was not held, because of the enterprise being in the procedure of readjustment since 28.11.2003.</td></tr>
</table>

Information on dividends

Date of closing register for dividend payment in reporting period (if any)	n/a	
Commencement date for dividend payment in reporting period	n/a	
Termination date of dividend payment in reporting period	n/a	
	For reporting period	For the preceding period
Sum of dividends charged, UAH	0.000	0.000
Amount of dividends charged for one stock, UAH	0.00000	0.00000
Sum of dividends payed off actually, UAH	0.000	0.000
Dividends payed off for one stock, UAH	0.00000	0.00000
Notes	Dividends were not charged because by the approval of Economic Court of Zaporizhzhia region, dated 28.11.2003, procedure of readjustment of OJSC "Dniproenergo" was brought into effect. The plan of readjustment is approved by the Committee of Creditors, National Joint-stock company Energetic company of Ukraine, Ministry of Fuel and Power of Ukraine and confirmed by Economic Court in Zaporizhzhia region, 20.05.2005. Prior meeting of requirements of the creditors of OJSC "Dniproenergo" is provided by the plan of readjustment.	

File No. 82-4844
Attachment 16

Information on the legal entities, whose services are used by the issuer

Type of legal entity, whose services are used by the issuer		**Legal entity who carries out a professional depositary activity in keeping of non-negotiable securities owners register**	
Name		Open Joint Stock "Financial Company "Ukrnaftogaz"	
Organizational-legal form		Open Joint Stock Company	
EDRPOU code	24101605	Code of the area (KOATUU)	110136600
Territory (oblast)		Kyivska	
District		Dniprovskiy	
Post code	02090	Inhabited locality	Kyiv
Street, building		5 Praz'ka St.	
Interregional code and telephone	(044) 551-95-40	Fax	551-95-40
E-mail	reestr@naftogaz.com.ua	WWW-address	WWW.naftogaz.com.ua
Number of license (permit) for this kind of activity		AB No.293345	
Date of issuance of the license (permit)		01.11.2005	
Government authority that issued the license		State Commission on Securities and Exchange	
Type of legal entity, whose services are used by the issue		**Auditor (auditing firm) that renders auditing services to the issuer**	
Name		Limited Liability Company "Auditservis-LVF"	
Organizational and legal form		Limited Liability Company	
EDRPOU code	23850988	Code of the area (KOATUU)	2310137200
Territory (region)		Zaporizka Oblast	
District		Zhovtnevy	
Post code	69095	Inhabited locality	Zaporizhzhia
Street, building		117A Lenin Avenue	
Interregional code and telephone	(0612) 630197	Fax	630197
E-mail	No data	WWW-address	No data
Number of license for this kind of activity		1253	
Date of issuance of the license (permit)		26.01.2001	
Government authority that issued the license		The Audit Chamber of Ukraine	

Information on substantial facts happened during a year

Notice registration date	Summary
04.01.2005	Information suit maintaining against the issuer for the sum exceeding 10% of the authorised capital or the sum of the issuer's fixed and floating assets
16.03.2005	Information suit maintaining against the issuer for the sum exceeding 10% of the authorised capital or the sum of the issuer's fixed and floating assets
26.05.2005	Information suit maintaining against the issuer for the sum exceeding 10% of the authorised capital or the sum of the issuer's fixed and floating assets

INFORMATION ON SECURITIES OF THE ISSUER

Information on share issues

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Class of shares	Form of issue	Nominal value of a share (UAH)	Number of shares (pieces)	Aggregate nominal value (UAH)	Percentage in the charter fund (%)
02.12.1998	564/08/1/98	Zaporizhzhya territorial department of SCSSMU	common registered	documentary	25.00	3 923 998	98 099 950.00	100.00
Notes								

Information on bonds of the issuer

1. Interest-bearing bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issuer	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value	Interest rate (%)	Interest Payment Term	Bond Maturity Date
No data	no	No data	0.00	0	documentary	0	0.000	No data	No data
Notes		interest-bearing bonds were not issued							

2. Discount bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Bond Maturity Date
No data	No	No data	0.0	0	Documentary	0.0	No data
Notes:	discount bonds were not issued						

3. Purpose (passive) bonds

Issue registration date	No. of Certificate on Issue Registration	Name of authority that registered the issue	Nominal value (UAH)	Number of bonds	Form of issue	Aggregate nominal value (UAH)	Name of goods (services) for which the issue was effected	Bond Maturity Date
	no	No data	0.0	0	Documentary	0.0		No data
Notes	Purpose (passive) bonds were not issued							

Information on other securities issued by the issuer (that are subject to registration)

Issue registration date	Type of securities	Amount of the issue	Amount of allocated securities as of the date of report (UAH)	Terms of turnover and redemption
No data	No data	0.00	0.00	No data
Notes:	Issue of other securities was not carried out in the reporting period. Trade of Open Joint-stock Company's shares has been carried out at the First Stock Trading System of Ukraine since 1997.			

Business description

Text part.

Company's short history, important events of its development

The Open Joint Stock Company "Dniproenergo" (the "Dniproenergo") is the leading power generating company in Ukraine. The main business of the company is the production of electric and thermal power.

Dniproenergo was established as a result of the restructuring of Ukrainian energy sector. "Dniproenergo" was registered in 14.07.1995. The State represented by the Ministry of Power and Electricity of Ukraine was the founder of Dniproenergo.

The Company includes three thermal power plants: Kryvorizka Thermal Power Plant (TPP), Prydineprovska Thermal Power Plant (TPP) and Zaporizka Thermal Power Plant (TPP) having together 25 generating units with an aggregate installed generating capacity of 8 185 MW or 29.2% of the total installed generating capacity in Ukraine.

Power plants are located in two industrial regions of Ukraine: Zaporizka and Dnipropetrovska oblast, where such energy intensive sectors as machinery building, metallurgy, mining are developed that ensures the sales of the generated electric power.

The statutory fund of the Company is 98 099 950 UAH. It is divided into 3 923 998 common registered shares with the nominal value of 25 UAH per each.

Shares of Dniproenergo are included in the listing of the First Stock Trading System of Ukraine (FSTS) since 1997.

The Company completed the program of issuance of American depository receipts (ADR) of the 1st level. On the 21st February 2006 depository receipts of Joint Stock Company "Dniproenergo" were enrolled to the listing of Frankfurt Stock Exchange.

The Company operates the electronic information system SAP R/3 that allows to make management decisions on the basis of true and prompt information.

Information on organizational structure of the issuer

OJSC "Dniproenergo" includes:

- Kryvorizka TPP (installed capacity - 2820 MW), located on the territory of Dnipropetrovska oblast in 20 kilometers to the West from district center of Apostolovo and from 2 kilometers of the city of Zelenodolsk.

- Zaporizka TPP (installed capacity - 3600 MW) and Energodarskiy consumer services center CSC, located on the territory of Zaporizka oblast in 140 kilometers to the South from the city of Zaporizhia and 3 kilometers from the city of Energodar.

- Pridneprovska TPP (installed capacity - 1740 MW) and Pridneprovskiy CSC, located on the territory of Dniproretrovska oblast in the city of Dnipropetrovsk.

OJSC "Dniproenergo" includes following organization departments for providing of technical maintenance: "Dniproenergoremont" (performs repair works of equipment), "Dniproenergospetsremont" (reconstruction of buildings and structures), "Dniproenergoavtotrans" (transportation services), "Dniproenergonaladka" (servicing of meters, communications lines), "Militarized Security".

In correspondence with the Law of Ukraine "On the devolution of the objects of state and municipal (community) property" No. 147/98BP dated 03.03.1998, by virtue of Dnepropetrovsk municipal council's session decisions № 3535, dated from 20.11.03. and Energodar municipal council's session decisions No. 3 dated 08.10.2003 and No. 8 dated 20.10.2004 it has been carried

out an assignation of housing stock and other objects of social sphere of OJSC "Dniproenergo" into municipal (community) property of the territorial public (community) of the cities of Dnipropetrovsk and Energodar. In this connection two organization departments and two management departments of accounting and tax accounting of OJSC "Dniproenergo" were liquidated:

- since 01.04.04. the organization departments "Pridneprovsky centre of social and common services" (the orders of readjustment manager № 12 dated from 26.12.03. "About devolution of objects of housing stock into municipal property of the territorial public community of the city of Dnipropetrovsk", and № 13, dated from 29.01.04 "About entering of changes into the order of OJSC "Dniproenergo" № 12 dated from 26.12.03. ") and department of accounting of Personnel of Executive Management of OJSC "Dniproenergo" were liquidated;
- since 01.01.05. the organization departments "Energodarsky centre of social and common services" (the orders of readjustment manager № 157/1 dated from 26.10.04. "About devolution of objects of social sphere of OJSC "Dniproenergo" into municipal property of the territorial public community of the city of Energodar", and dated from 02.12.04 "About liquidation of "Energodarsky centre of social and common services") and department of accounting of Personnel of Executive Management of OJSC "Dniproenergo" were liquidated;

By the decision of economical Court of the region of Zaporizhzhia in the case № 5/5/466 (01) Myakota S.V. was dismissed from execution of obligations of manager of readjustment and at the same time since 25.02.05. Popov S.A. was appointed as a manager of readjustment (license AB № 216751) with transmission of authorities of machinery of government of OJSC "Dniproenergo".

In view of improvement of organizational structure of management of OJSC "Dniproenergo" with the aim of intensification of control of procurement of commodity-material assets, Department of production and technological integration of administration of OJSC "Dniproenergo" was created. (order of readjustment manager № 135 from 16.06.05.)

The Creditors' Committee of OJSC "Dniproenergo" made a decision on 21.10.04 to terminate the activity of organisation departments of OJSC "Dniproenergo" keeping them in the structure of OJSC "Dniproenergo". Organisation developments of OJSC "Dniproenergo", namely Zaporizhzka thermal power station (TPS), Prydniprovska thermal power station(TPS) and Kryvorizka thermal power station(TPS) were reorganized by the means of their transformation into structural (integral) industrial subdivisions.

Description of accounting policy

Accounting at the enterprise corresponds to the requirements of the Law of Ukraine "On accounting and the financial reporting in Ukraine" № 996-XIV from 16.07.1999, national positions (standards) of accounting and normative documents, that regulate the system of accounting and financial reporting in Ukraine.

Accounting policy of the enterprise represents aggregate of principles, methods and procedures that are used by the enterprise for compilation of financial reporting. Accounting policy was developed independently, corresponds to the requirements of legislative and normative acts on questions of accounting and reporting. By the order of OJSC "Dniproenergo" № 132-a dated from 29.11.2000. instruction for accounting policy of the enterprise was approved, which is considered as internal normative document. During the reporting period the accounting policy didn't change.

Purchased (created) fixed assets in 2005 were accrued to the balance by their initial value defined in accordance with the requirements Accounting standards 7 "Fixed assets", in dependence on method of purchasing (obtaining).

Reflection in accounting of realization, liquidation and retirement of fixed assets according Accounting standards 7.

Expenses on repair of fixed assets, that were realized in the reporting period for maintenance of the object in the operational status and receiving of originally stipulated sum of future economic

gains from its usage, are reflected in the accounting according to the requirements of the Standard 7, 16 "Expenses".

Expenses related to the to the improvement of fixed assets (modernization, reconstruction) which resulted into the increase of future economic benefits, are displayed in accounting according to the requirements Accounting standards 7 as the increase of initial cost of the fixed means. Reestimation of fixed assets was realized. Initial cost of the fixed assets was increased in UAH 45 509 000,0. Fixed assets are reflected in the balance date by the fair value, with the exception of separate objects of fixed assets.

Depreciation (amortization) of the fixed assets and intangible assets was enrolled by the forward-line method, the depreciation of the specific object "land" was not enrolled.

Purchased (created) intangible assets were included to the balance of the enterprise by their initial value in accordance with the requirements of the Accounting standards 8. According to the Accounting standards 8 an intangible asset that doesn't correspond to the criterion of acknowledgement, is not reflected in the balance. Depreciation (amortization) of the intangible assets was enrolled by the forward-line method.

The order of acknowledgement, estimation, and reflection of inventories in the financial reporting was exercised according to the requirements of Accounting standards 2 "Balance", Accounting standards 9 "Inventories", Accounting standards 16 "Expenses", Accounting standards 19 "Association of the enterprises " and accounting policy of the enterprise.

Financial investments in associated establishments and daughter enterprises were enrolled by the method of capital contribution. The other financial investments were enrolled by the prime cost. The structure, reliability, and estimation of the financial investments correspond to the requirements of the Accounting standards 12 "Financial investments», to the Accounting standards 2 "Balance" other normative documents and accounting policy of the enterprise.

The expenses were displayed in accounting simultaneously with the reduction of the assets or increase of the obligations.

Extract from audit of the conclusion

1. Analysis of the company's liquidity:
Cover ratio (Cr) on 01.01.05. equals 0,43; on 31.12.05 - 0,44.

It means that on 31.12.05 the enterprise wasn't able to pay off its current liabilities. At the beginning and at the end of the year the indicator is lower than the normative value of 1,0.

Ratio of quick liquidity (Rql) on 01.01.05. equals 0,33; on 31.12.05. it makes 0,34. Thus on 31.12.05. the enterprise wasn't able to pay off its current liabilities at the expense of the most liquid circulating assets. At the beginning and at the end of the year the ratio was lower than the normative value of 0,6-0,8.

Absolute liquidity ratio (Alr) on 01.01.05. equals 0,02, on 31.12.05 it makes 0,02. The value of the quotient indicates that the enterprise is able to pay off immediately a scanty part of its current liabilities.

Net operating capital (Noc) on 01.01.05. makes (-1274725.0) thousand UAH, on 31.12.05 it makes (-1258903,0) thousand UAH. The values of the ratio indicate the absence of the net circulating capital at the beginning and at the end of the year; thus the enterprise isn't able to pay off its current liabilities and expand its activity.

2. Analysis of the Company's solvency (financial soundness).

Solvency ratio (autonomy) (Sra) on 01.01.05 equals 0,1; on 31.12.05 it makes 0,13. The weight of the own capital in the total sum of resources, advanced into the enterprise's activity during year 2005 was considerably lower than the normative value of 0,5.

Financing ratio (Fr) on 01.01.05. equals 8.64, on 31.12.05. it makes 6.98. The enterprise's dependence upon debt means is very high at the end of the year 6.98 with the normative value lower than 1.

Cover ratio of its own circulating assets (CRoca) on 01.01.05. makes (-1,33), on 31.12.05. makes (-1,29). The enterprise has a negative index of its own circulating assets cover at the beginning and at the end of the year with the normative value of more than 0.

Maneuverability ratio of its own capital (MRoc) on 01.01.05. equals (-4.49), on 31.12.05. makes (-3,62). The ratio's value indicates unstability of the enterprise's financial state at the beginning and at the end of the reporting year.

This piece of information reflects an actual and complete representation of real structure of assets and liabilities of OJSC "Dniproenergo". Form of accounting and established accounting policy corresponds to legislative and normative requirements.

Financial report is prepared on the basis of actual accounting data, corresponds to the stipulated requirements of current legislation of Ukraine and established accounting policy.

Financial reporting reflects reliable and complete financial information about the company on 31.12.2005. in correspondence with the legislative and normative requirements regarding accounting reporting in Ukraine, actually and exactly displays the enterprise's financial state.

Analysis of the financial state attests the stable current insolvency of OJSC "Dniproenergo". Cash resources and high liquid assets are not enough for drawing up the current debts.

Auditor's conclusion dated 12.04.2006. was accomplished by "Auditservice-LVF" limited liability company, certificate on entering into the register of auditors` firms No.1253 dated 26.01.01. Address is: 117a Lenin Avenue, Zaporizhzhia, P.O. 69095

Information on main types of goods and services produced by the issuer.

The main activity of the Company is the generation of electric and thermal power. During the reporting year it was produced:

- 13milliard 232 000 million KWh of electric power energy;
- 881,4 thousand Gkal. of thermal power energy.

An average tariff for sold products equaled:

- 16,906 kop./KWh for electric power energy, which is by 2,776 kop./KWh higher than in 2004 (tariff in 2004 made up 14,13 kop./KWh)
- 52,49 UAH/ Gkal. for thermal power energy, in 2004 it made 50,69 UAH/Gkal.

According to the Law of Ukraine "About heat supply", the tariff on electric energy is formed according to the rules of Wholesale Electric Power Market grounding on the price applications of producers. Monthly, on the basis of the counted payments and output of energy by power generating units, OJSC "Dniproenergo" receives from National Commission of Energy Regulation approved tariffs for energy generating companies for released energy to the Wholesale Electric

Power Market. For the moment normative and legislative and methodological documents on the questions of forming of tariffs are processed. Before working-off of the mentioned documents the tariffs on power energy that were approved by the local authority and local autonomous bodies are in force.

Total prime cost of electric power energy made up 15,78 kop./KWh, under the plan of 16.02 kop./KWh, particularly fuel component made 11.41 kop./KWh, under the plan of 11.58 kop./KWh.

Total prime cost of thermal power energy in 2005 made 94.32 UAH/Gkal (plan – 98.20 UAH/Gkal), particularly fuel component made 61.92 kop./KWh, under the plan of 66.44 kop./KWh.

In comparison with the report of 2004 total prime cost of product unit increased:

- by 2,74 kop./kWh for electric power energy,
- by 6,42 UAH/Gkal for thermal power energy.

Profitability of the products production of basic activity amounts to 5,44%, particularly, profitability of electric power energy production taking into account additional payment equals 7,14% and thermal power energy – minus (-43.51%). Profitability of the sale (norm of net profit) for the year 2005 made minus 1.96%.

Information on important issues affecting activities of the issuer.

Activities of Dniproenergo are affected considerably by the following problems:

- lack of effective legislative and normative basis for the operation of Wholesale Electric Power Market,
- impossibility to influence on non-payers and lack of their legal responsibility before generating companies
- a great sum of accounts receivable and payable
- deficit of cash resources because of incomplete payment for the sold power energy
- absence of the efficient fuel market;
- regulation of tariffs on power energy without taking into account the needs of the company;
- political approach to the formation of tariffs.

According to decision of economic court in Zaporizka oblast from 28.11.2003 procedure of readjustment was introduced to the OJSC "Dniproenergo". All authorities of Company were given to the Readjustment Manager.

Information on the facts of payment of penalties and compensations for violation of current legislation.

In the reporting period, namely on the 14.09.05., OJSC "Dniproenergo" paid penalty for dumping of not enough treated sewage on Pridneprovska TPP in the sum of UAH 2 866.33.

Description of chosen policy regarding financial activity of issuer

Activities of OJSC "Dniproenergo" are financed in accordance with the bank funds budget as approved by the management. Expenses for labor remuneration are financed in the full amount of such expenses. All other expenses are financed within the limits of the planned expenses for a certain article.

Improvement of liquidity indicators is possible subject to full and due payments for produced and realized electric power by the company.

Information on the value of concluded, but still not implemented, agreements

OJSC "Dniproenergo» sells electricity produced by Thermal Power Plants of the company to the Wholesale market of electricity of Ukraine in accordance with the Agreement among the members of the Wholesale market of electricity.

For the year of 2005 it was previewed to produce 13605,0 million kWh. of power energy. It was produced in fact 13060,269 million kWh.

Plans and predictions of the issuer at least for 1 year

OJSC "Dniproenergo» has in its structure 25 power generating units with installed capacity of 8 185 MWh, including:

- on Pridneprovska TPP: 4 power generating units of power capacity of 150 MWh, 3 power generating units of power capacity of 285 MWh, 1 power generating unit of power capacity of 310 MWh;
- on Kryvorizka TPP: 10 power generating units of power capacity of 282 MWh,
- on Zaporizka TPP: 4 power generating units of power capacity of 300 MWh, 3 power generating units of power capacity of 800 MWh

By the state on the 31.12.2005 service rating of OJSC "Dniproenergo» composed 18 power generating units.

At the near-term outlook it is planned to realize following measures:

1. to put into operation the boiler with circulating boiling layer on Pridneprovska TPP
2. to execute reconstruction of power unit №14 of the capacity of 300 MWh on Pridneprovska TPP with installation of turbine K-310-23.5-3 and reconstruction of electric precipitators
3. to execute reconstruction of power unit №3 of the capacity of 300 MWh on Kryvorizka TPP with reconstruction of electric precipitators
4. to transfer the boilers TPP-210A of the powering unit № 6,8 of the capacity 300 MWh on Kryvorizka TPP on the combustion of the coal of type ASH (culm) and execute the reconstruction of electric precipitators
5. to execute reconstruction of power unit №1 of the capacity of 300 MWh on Zaporizka TPP with reconstruction of electric precipitators
6. to execute reconstruction of power unit №2 of the capacity of 300 MWh on Zaporizka TPP with replacement of heating surfaces of the boiler and installation of the system of regulation of the turbine
7. to execute reconstruction of electric precipitators on the power units № 3, 4 of capacity of 300 MWh on Zaporizka TPP
8. to introduce on all the thermal power stations conveyer samplers to provide true and efficient incoming control of the quality of coal, that arrives on the thermal power plants and opportune making of claims to the supplier as for its quality

To provide reliable functioning of ash dumps of thermal power stations it is necessary to finish in the amount of previewed by the plans capital construction, reconstruction and building up of the embankment of ash dumps of thermal power stations, including:

1. On Prydneprovska TPS:
- work package on the antifiltration screen "wall in the ground";
- work package on the right-bank embankment of the second tier of building up of ash dump in the limits of section 2
- construction of the embankment for creation of additional capacity in the power unit 4 of the girder "Zahidna"
2. On Krivoryzka TPS:
- building up of the third tier of the embankment 1 and 2 till the mark 100.0;
- mounting of the transfer ash-and-slad wires of pipes of diameter of 600 mm;
- reconstruction of the power supply of the ash-pump house of P rise No 6

3. On Zaporizka TPS:
- building up of the third tier of the embankment till the mark 35.5:
- mounting of the transfer ash-and-slad wires of pipes of diameter of 600 mm;
- completion of the construction of the ash-pump house of second rise
4. Inwash of protective ash-and-slad beaches along protecting embankment of ash dumpsof thermal power stations with the utilization of the suction-tube dredges.

   In the year 2006 it is planned to introduce a common system "Management of the personnel" on all the divisions of the enterprise, including all the aspects of the personnel department, department of labour and remuneration and also a system of composing and control of the budget in the system R/3.

Additional information that may be essential for the creditor's estimate of the financial state and the results of activity of the issuer

Sign of rating agency	0
Name of the rating agency which determined the rating level of the issuer during the preceding calendar year	No data
Date of definition of issuer's rating mark	No data
Information about rating mark of the issuer, determined during the year preceding of presenting the report	No data
Sign of rating agency which renewed the rating mark	0
Name of the rating agency which renewed the rating mark of the issuer during the year preceding of presenting the report	No data
Date of renewal of emitter's rating mark	No data
Information about issuer's rating mark resumed during the preceding year preceding of presenting the report	No data
Other	12.12.2001 Economic Court in Zaporizhzhia region initiated proceedings about the insolvency of OJSC "Dniproenergo". Since 28.11.2003 and up to now the enterprise has been at the stage of reconstruction of solvency (readjustment). The plan of readjustment is approved by the Committee of Creditors, National Joint-stock company "Power engineering company" of Ukraine (Energetychna companiya Ukrainy), Ministry of Fuel and Power Engineering of Ukraine and confirmed by Economic Court in Zaporizhzhia region, 20.05.2005. Legal procedures as for questions of including to the register the requirements of the creditors are uncompleted for the moment. Actually, the procedure of solvency reconstruction of the enterprise is under the government control.

Business Description

Main factors affecting business activities of the issuer

Group of Factors	Problem Description	Level of effect on the issuer's activities*			What projected changes may affect the Company
		Little effect	Average effect	Considerable effect	
Political	Political approach to the formation of tariffs results in the approval of tariffs without taking into account the increased value of fuel, inflation, granting of benefits in the payment for power energy without any compensation.			X	No data
Financial and economic	Imperfection of current legislation during a long time allowed to consume power energy without its due and full payment that resulted in the growth of accounts receivables and payables of the power generating companies			X	Changes introduced into the power legislation as for influence on non-payers and restructuring of the debts of power generating companies.
Production and technological	Insufficient technical conditions of electric power plants, electric and thermal network. 95% of power units of TPPs worked out their rated life, and 72% - their critical life. There is no effective fuel market.			X	No data
Social	No data	X			No data
Environmental	Pollution emissions to the air, wastes into surface waters. Placement of wastes.		X		Reconstruction of electrical filters of units of TPP causes the reduction of ash emissions into the environment
Notes	No data				

Information about the most powerful competitors of the main products

Name of the product (type of productions)	Name of the competitor	Country of origine of the competitor	Level of competition*		
			Little effect	Average effect	Considerable effect
Electric power	Donbasenrgo	Ukraine	X		
Electric power	Zahidenergo	Ukraine		X	
Electric power	Skhidenergo	Ukraine		X	
Electric power	Centreenergo	Ukraine		X	

*"X" should be put in respective column

Information on raw materials base and main characteristics of consumers of the products (services) of the issuer and distribution of the consumers by the regions of Ukraine and in the external markets

Name of product (type of product)	Production raw materials base (Ukraine, CIS countries, foreign countries)	Share in total amount of sales (region of sales) (%)		
		Ukraine	CIS countries and Baltic states	Foreign countries
Electricity	coal	100.000	0.000	0.000
Electricity	gas	100.000	0.000	0.000
Electricity	mazut (fuel oil)	100.000	0.000	0.000
Total:	Coal, gas, mazut (fuel oil)	100,000	0.000	0.000

Information on main products (services) produced by the issuer

Name of product (type of product)	Trademark, under which product is sold	Patent and other legal protection of products (inventions and licenses used in the production)	TNZED code of goods (goods group)	Measurement unit	Production volume in natural units	Production volume in monetary form (in current prices) (thousand, UAH)	Net income (revenue) from the sale for the reported period (thousand, UAH)
Electricity	No data	No data	2716 00 00	million kWh	12093.027	2044497.000	2044497.000
Heat energy	No data	No data	2716 00 00	thousand gCal	702.242	35954.000	35954.000
Other goods (services):	No data	No data	No data	No data	0.000	912.000	912.000
Total:						**2081363.000**	**2081363.000**

Information on the fixed assets of the issuer (by the depreciated cost)

Name of the fixed assets	Own fixed assets (thousand UAH)		Leased fixed assets (thousand UAH)		Total fixed assets (thousand UAH)	
	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period	At the beginning of the period	At the end of the period
1. Production facilities:	1651923.000	1556965.000	2337.000	3666.0	1654260.000	1560631.000
-buildings and structures	672839.000	640917.000	1217.000	1223.000	674056.000	642140.000
-machinery and equipment	961705.000	895895.000	0.000	0.000	961705.000	895895.000
- means of transportation	4004.000	6064.000	1055.000	1138.000	5059.000	7202.000
-other	13375.000	14089.000	65.000	1305.000	13440.000	15394.000
2. Non - production facilities	0.000	0.000	0.000	0.000	0.000	0.000
-buildings and structures	0.000	0.000	0.000	0.000	0.000	0.000
-machinery and equipment	0.000	0.000	0.000	0.000	0.000	0.000
-means of transportation	0.000	0.000	0.000	0.000	0.000	0.000
-other	0.000	0.000	0.000	0.000	0.000	0.000
Total:	**1651923.000**	**1556965.000**	**2337.000**	**3666.000**	**1654260.000**	**1560631.000**

Explanation:	In the year 2005 the degree of wear of the fixed assets accounted for 80,7%. The degree of wear of the fixed assets, namely of the production facilities: buildings and structures -59,1 %; machines and equipment - 86,0 %: vehicles - 85,4 %. The fixed assets are employed on 98,8%; 0,1% - leased, 1,1% - are not used temporarily. Buildings and plants, situated in Zaporozhzhia, Energodar, Dnepropetrovsk and Zelenodolsk are leased for the term from 1 to 3 years. The lessors are the legal persons of different forms of ownership, private entrepreneurs and public organizations. There is no data about the leased fixed assets in the table because according to the Accounting Standards 14 "Lease" the objects which are on operating lease will be represented by the lessor on the off-balance sheet of the accounting. The enterprise leases fixed assets on the total sum of 2337.0 thousand UAH on the beginning of accounting period, 3666,0 thousand UAH on the end of the accounting period, namely: buildings and structures (the sum of 1217.0 thousand UAH on the beginning of accounting period and 1223.0 thousand UAH on the end of the accounting period), means of transportation (on the sum of 1055.0 thousand UAH on the beginning of accounting period and 1138.0 thousand UAH on the end of the accounting period). The contract on the land leasing has been concluded for 49 years under No. 7070 since 11.11.2004 for a lot of the total area of 89,16 hectares for the expansion of ash disposal area of Pridneprovska TPS of OJSC "Dniproenergo", annual rent makes 84,878 thousand UAH, in addition the sum of recovery of farm industry losses is 1870,94 thousand UAH and the sum of recovery of forestry industry is 2405,12 thousand UAH for using this lot. It is impossible to render more detailed information because of its great volume. But we inform about the following most significant agreements. By the contract of tenancy OJSC "Dniproenergo" leases means of transportation from CJSC "Dniproline". There is no indebtedness on the contracts of tenancy. During the accounting year the fixed assets on the sum of 59737.0 thousand UAH came in, including: acquired fixed assets on the sum of 9147.0 thousand UAH, modernized on the sum of 50590.0 thousand UAH. Additional estimation of the fixed assets comprised 45509 thousand UAH. Fixed assets on the sum of 21672.0 thousand UAH were dropped out, including those that are sold on the sum of 4214,0 thousand UAH, written off on the sum 4577,0 thousand UAH, delivered free of charge on the sum of 12881,0 thousand UAH. By the decree of Economic Court of Zaporizhzhia Region since 28.11.2003 the procedure of readjustment of OJSC "Dniproenergo" was introduced. The authorities of the of the company operating control are delivered to the readjustment manager. According to the Law of Ukraine "About reestablishment of the debtor paying capacity or acknowledgement of his insolvency" the rights on the debtor property disposition were delivered to the readjustment manager.

Information on the issuer's liabilities

Types of obligations	Date of occurrence	Amount of Outstanding debts (thousand UAH)	Loan interest (%)	Repayment date
Bank loans, including:	X	129393.000	X	X
World bank loan	No data	75393.000	0.000	No data
Notes: Percent is paid on the basic part of the loan used and outstanding for each period of percent charge, using for each period of charge the rate which is equal to the basic rate LIBOR plus general spread LIBOR.				
Loan from First International Bank of Ukraine under the contract No.65-60k dated from 19.07.05	No data	20000.000	13.500	No data
Notes: Percent is paid on the basic part of the loan used and outstanding for each period of percent charge, using for each period charge of the rate which is equal to the basic rate LIBOR plus general spread LIBOR.				
"Prominvestbank" loan under the contract No.75-05 dated from 19.08.05	No data	34000.000	15.000	No data
Notes: Percent is paid on the basic part of the loan used and outstanding for each period of percent charge, using for each period of charge the rate which is equal to the basic rate LIBOR plus general spread LIBOR.				
Liabilities under securities, including:	X	0.000	X	X
under bonds (per each issue):	X	0.000	X	X
bonds were not issued	No data	0.000	0.000	No data
Note: bonds were not issued by the enterprise				
under bills (total)	X	93485.000	X	X
under financial investments into the corporate rights (per each type)	X	0.000	X	X
No data	No data	0.000	X	No data
Notes: no data				
Tax obligations	X	379250.000	X	X
Financial aid on the return basis	X	0.000	X	X

Types of obligations	Date of occurrence	Amount of Outstanding debts (thousand UAH)	Loan interest (%)	Repayment date
Other liabilities	X	1820380.000	X	X
Total liabilities:	X	2422508.000	X	X
Notes: To the other liabilities refer: other long-term liabilities in the amount of 110548.0 thousand UAH (indebtedness before the State Committee of the Reserves for fuel according to the agreement of restructuring of debts), current indebtedness for the long-term liabilities in amount of 208627.0 thousand UAH, accounts payable for goods and services in amount of 1200395.0 thousand UAH, current liabilities on the payments in amount of 121515.0 thousand UAH (except for the payments with the budget in amount of 379250.0 thousand UAH, which in full amount refer to the tax obligations) and other current liabilities in amount of 179295.0 thousand UAH.				

Appendix

to the Accounting Form (standard) 2

CODES Date (year, month, day)

2005/12/31

Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka oblast	as to KOATUU	2310136900
Ownership: COLLECTIVE PROPERTY	as to KFV	30
State management authority: The ministry fuel and power	as to SPODU	6024
Branch: industrial	as to ZKGNG	11110
Type of economic activity: Manufacture of the electric power	as to KVED	40101
Measuring unit: UAH thousand	Controlling amount	

Address: 69096, Zaporizhzhia, 20 Dobrolyubova Street

BALANCE SHEET OF THE COMPANY

AS OF 31 December 2005

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. Non-negotiable assets			
Intangible assets: -residual value	010	2 032.000	2 865.000
-initial value	011	3 332.000	4 541.000
-accumulated depreciation	012	(1 300.000)	(1 676.000)
Incomplete constructions	020	86 628.000	110 433.000
Fixed assets:	030	1 651 923.000	1 556 965.000

-residual value			
-initial value	031	7 991 342.000	8 074 916.000
-deterioration	032	(6 339 419.000)	(6 517 951.000)
Long-term financial investment: -that are accounted by the method of capital sharing of the other companies	040	5 538.000	5 673.000
-other financial investments	045	114.000	114.000
Long-term accounts receivable	050	51.000	49.000
Delayed tax assets	060	31 403.000	117 907.000
Other non-negotiable assets	070	0.000	0.000
Goodwill on consolidation	075	0.000	0.000
Section 1 total	**080**	**1 777 689.000**	**1 794 006.000**
2. Floating assets			
Inventories: -production inventories	100	216 485.000	229 674.000
-animals on growing and feeding	110	0.000	0.000
-incomplete production	120	56.000	37.000
-finished products	130	0.000	0.000
-goods	140	95.000	86.000
Promissory notes received	150	51 911.000	51 878.000
Accounts receivable for goods, works, services: -net selling value	160	567 061.000	541 881.000
-initial value	161	2 837 719.000	2 766 428.000
-reserve of doubtful debts	162	(2 270 658.000	(2 224 547.000)
Account receivable for settlements : -with the budget	170	306.000	272.000
-on granted advance	180	7 181.000	34 602.000
-on calculated income	190	0.000	0.000
-of internal settlement of accounts	200	2.000	4.000

Other current accounts receivable	210	16 054.000	22 502.000
Current financial investments	220	0.000	0.000
Money resources and their equivalents: -in national currency	230	46 509.000	47 253.000
-in foreign currency	240	0.000	0.000
Other floating assets	250	50 981.000	49 475.000
Section 2 total	**260**	**956 641.000**	**977 664.000**
3. Expenses of future periods	270	805.000	1 390.000
BALANCE	280	2 735 135.000	2 773 060.000

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. OWN CAPITAL			
Chartered capital	300	98 100.000	98 100.000
Share capital	310	0.000	0.000
Additional invested capital	320	0.000	0.000
Other additional capital	330	2 107 482.000	2 143 498.000
Reserve capital	340	34 605.000	35 791.000
Undistributed profit (uncovered loss)	350	-1 956 576.000	-1 929 787.000
Unpaid capital	360	(0.000)	(0.000)
Withdrawn capital	370	(0.000)	(0.000)
Accumulated course difference	375	0.000	0.000
Section 1 total	**380**	**283 611.000**	**347 602.000**
Minority part	385	0.000	0.000

2. GUARANTEE OF FUTURE EXPENDITURES AND PAYMENTS			
Guarantee of payments for personnel	400	0.000	0.000
Other guarantees	410	0.000	0.000
	415	0.000	0.000
	416	0.000	0.000
Purpose financing	420	0.000	0.000
Sections 2 total	**430**	**0.000**	**0.000**
3. LONG - TERM LIABILITIES			
Long term bank loans	440	89 106.000	75 393.000
Other long-term finance liabilities	450	0.000	0.000
Delayed tax obligations	460	0.000	0.000
Other long-term liabilities	470	129994.000	110548.000
Section 3 total	**480**	**219 100.000**	**185 941.000**
4. CURRENT LIABILITIES			
Short term bank loans	500	0.000	54 000.000
Current indebtedness under long term liabilities	510	184 889.000	208 627.000
Issued bills	520	93 485.000	93 485.000
Accounts payable for goods, works and services	530	1 253 996.000	1 200 395.000
Current liabilities for settlements : -on received advance payments	540	951.000	16 967.000
-with the budget	550	400 816.000	379 250.000
-on non-budgetary payments	560	50 986.000	50 754.000
-on insurance	570	798.000	2 877.000
-on salaries	580	5 856.000	7 124.000
-with participants	590	34 779.000	34 779.000
-on internal accounts	600	38.000	9 014.000

Other current liabilities	610	204 772.000	179 295.000
Section 4 total	**620**	**2 231 366.000**	**2 236 567.000**
5. REVENUES OF FUTURE PERIODS	630	1 058.000	2 950.000
BALANCE	**640**	**2 735 135.000**	**2 773 060.000**

Notes:

The financial reporting of the enterprise is made according to the current legislation on book keeping and financial reporting. The financial investments in branch establishments and daughter enterprises are taken into account by the method of shares of participation in the capital and on 31.12.2005 comprise 1883.52 thousand UAH.

The OJSC "Dniproenergo" has:

– share in its own capital (41%) of CJSC “Dniproline” amounted to 932.0 thousand UAH, the profits of OJSC "Dniproenergo" from participation in the capital CJSC “Dniproline” amounted as to 135.18 thousand UAH.

– share in its own capital (70,6%) CJSC “Dniprovets” amounted to 951,52 thousand UAH (initial cost). Owing to the fact that CJSC “Dniprovets” did not deliver to OJSC "Dniproenergo" the annual accounting of income and losses definition of the change of a real cost of financial investments for 2005 is impossible.

Other financial investments are estimated under the cost price and on 31.12.2005 comprise 114.0 thousand UAH.

In this way financial investment in securities of the Bank “Aval” is estimated. These investment contributions do not make profit, because since 2000 the bank profits are directed to the reserve fund. Since 2000 till 2005 the dividends were not added. The Creditors’ Committee of OJSC "Dniproenergo" made a decision on 13.12.05. of selling shares of the Bank “Aval” with the observance of requirements of the current legislation for operations with securities with the following addressing of monetary resources received on readjustment account of OJSC for repayment of creditors’ requirements.

Accounting, estimation of the long-term obligations correspond to the requirements of Accounting Standards 11 “Liabilities”, requirements of normative documents on reflection of these requirements in the accounting and financial reporting. Long-term obligations by the state on the 31.12.2005 comprise 185941.0 thousand UAH, including long-term bank loans – 75393.0 thousand UAH , other long-term liabilities make 110548.0 thousand UAH.

Accounting, estimation of the current liabilities correspond to the requirements of the Accounting Standards 11 “Liabilities”, to the requirements of normative documents on reflection of these requirements in the accounting and financial reporting. Current obligations by the state on the 31.12.2005 comprise 2236567.0 thousand UAH.

The definition and estimation of the reality of the accounts receivable corresponds to the requirements of the Accounting standards 10 “Accounts receivable”. Long-term indebtness by the state on 31.12.2005 comprises 49.0 thousand UAH. The accounts receivable by the settlemet of accounts by the state on the 31.12.05. comprise 34878 thousand UAH. The initial value of accounts receivable for the goods, work

and services by the state on 31.12.2005 comprises 2766428.0 thousand UAH. Another current accounts receivable by the state on 31.12.2005 comprise 22502.0 thousand UAH.

According to the Accounting standards 10 the reserve amount of doubtful debts for its establishment to the financial accounting for the year 2005 is defined, which composed 2224547.0 thousand UAH.

In the Form 5 "Notes to the annual report" in line 330, column 4 "Other capital investments" the amount 5040.0 thousand UAH is written down, which is the sum of capital investments advance. The algorithm of counter examinations of financial report forms compares the amount of line 340, column 4, form 5 with the amount of line 20, column 4, form 1 "Balance" "Incomplete constriction", except the sum of capital investments, which equals 105393.0 thousand UAH, contains the amount of advance payments to the contractors for financing of the capital construction, which amounts to 5040.0 thousand UAH.

Manager ____________ [signature] ____________Popov S.A.________

Chief accountant ____________ [signature] ____________Huschyn A.M______

Appendix

to the Accounting Form (standard) 3

CODES

2005/12/31

Date (year, month, day)

Enterprise: **the Open Joint Stock Company "Dniproenergo"** as to EDRPOU 00130872

Territory: Zaporizka oblast as to KOATUU 2310136900

State management authority: NJSC "Power engineering company of Ukraine" as to SPODU 6024

Branch: Power engineering as to ZKGNG 11110

Type of economic activity: Generation of the electric power by thermal power stations as to KVED 40.10.1

Measuring unit: UAH thousand Controlling amount

REPORT ON FINANCIAL RESULTS

For the 2005 year

Form No. 2 as to DKUD 1801003

1. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Sales proceeds (revenue) (from goods, works, services)	010	2 497 636.000	2 079 199.000
Value added tax	015	(416 273.000)	(346 533.000)
Excise duty	020	(0.000)	(0.000)
	025	(0.000)	(0.000)
Other use of revenue	`030	(0.000)	(0.000)
Net revenue of sold products (goods, work, services)	035	2 081 363.000	1 732 666.000
Costs price of sold products (goods, work, services)	040	(1 927 321.00)	(1 591 907.000)
Gross:	050	154 042.000	140 759.000

- profit			
- losses	055	(0.000)	(0.000)
Other operational revenues	060	101 137.000	14 331.000
Administrative expenses	070	(43 776.000)	(34 194.000)
Commercial costs (sales expenses)	080	(2 780.000)	(2 062.000)
Other operational costs and expenses	090	(66 934.000)	(47 155.000)
Financial results of operational activity: - profit	100	141 689.000	71 679.000
- losses	105	(0.000)	(0.000)
Revenues from sharing in the capital	110	135.000	0.000
Other financial revenues	120	0.000	0.000
Other revenues	130	9 219.000	49 807.000
Financial losses	140	(9 933.000)	(9 058.000)
Losses from sharing in the capital	150	(0.000)	(167.000)
Other losses	160	(10 685.000)	(52 084.000)
Financial results of usual activity before taxation: -profit	170	130 425.000	59 177.000
-losses	175	(0.000)	(0.000)
Income tax profit from usual activity	180	106 707.000	93 311.000
Financial results of usual activity: -profit	190	23718.000	0.000
-losses	195	(0.000)	(34 134.000)
Unusual: - profit	200	0.000	0.000
- losses	205	(0.000)	(0.000)
Taxes from unusual profit	210	0.000	0.000
Minority share	215	0.000	0.000
Net: - profit	220	23 718.000	0.000
- losses	225	(0.000)	(34134.000)

2. Production Costs

Description	Row Code	Accounting year	Past year
1	2	3	4
Material costs	230	1 555 817.000	1 296 607.000
Salary expenses	240	138 903.000	116 283.000
Allocations for social arrangements	250	52 936.000	43 525.000
Depreciation	260	193 880.000	186 998.000
Other operational costs	270	96 707.000	30 401.000
Total	**280**	**2 038 242.000**	**1 673 814.000**

3. Calculation of activities

Description	Row code	Accounting year	Past year
1	2	3	4
Average annual quantity of common shares	300	3 923 998.000	3 923 998.000
Adjusted quantity of common shares	310	0.000	0.000
Net profit per one common share (UAH)	320	6.000	0.000
Adjusted net profit per one share (UAH)	330	0.000	0.000
Dividends per one common share (UAH)	340	0.000	0.000

Notes: The classification of the incomes in the accounting for the reporting period meets the requirements to the national Accounting Standards 15 «Profit»

- the income of realization of production (goods, works and services) has made 2497636.0 thousand UAH;
- other operational incomes comprised 101137.0 thousand UAH;
- income from participation in the capital comprised 135.0 thousand UAH;
- other incomes comprised 9219.0 thousand UAH.

The structure of the incomes and their display in the financial reporting corresponds to the requirements of the national Accounting Standards 3 "The report on financial results"

The Readjustment Manager [signature] Popov S.A.

Chief Accountant [signature] Huschin A.M.

Appendix

to the Accounting Form (standard)

CODES

Date (year, month, day) 2005\31\12

Enterprise: **the Open Joint Stock Company "Dniproenergo"** as to EDRPOU 00130872

Territory: Zaporizka as to KOATUU 2310136900

State management authority: NJSC "Power engineering company of Ukraine" as to SPODU 6024

Branch: Power engineering as to ZKGNG 11110

Type of business activity: Generation of the electric power by thermal power stations as to KVED 40101

Measuring unit: UAH thousand Controlling amount

CASHFLOW REPORT

For the year 2005

Form No.3 DKUD Code 1801004

Article	**Cod**	**For the reporting period**		**For the previous period**	
		Proceeds	**Expenses**	**Proceeds**	**Expenses**
1	**2**	**3**	**4**	**5**	**6**
1. Flow of funds as a result of operational activities					
Profits (loss) from usual activity before tax payment	010	130 425.000	0.000	59 177.000	0.000
Adjustment for: fixed assets depreciation	020	193 880.000	X	186 998.000	X
increase (decrease) of cover funds	030	0.000	0.000	0.000	0.000
profit (loss) from unreleased course differences	040	0.000	0.000	0.000	0.000
profit (loss)from non-operational activities	050	1 331.000	0.000	5 605.000	0.000
Interest payment expenses	060	9 933.000	X	8 496.000	X

Profit (loss) from operational activities prior to the change in the net frequent floating assets	070	335 569.0	0.000	260 276.000	0.000
Decreased (increased): floating assets	080	0.000	18 813.000	0.000	23 727.000
deferred expenses	090	0.000	585.000	461.000	0.000
Increased (decreased): current liabilities	100	0.000	62 063.000	0.000	85 166.000
deferred incomes	110	794.000	0.000	636.000	0.000
Cash funds from operational activity	120	254 902.0	0.000	152 480.000	0.000
Paid: - interests	130	X	18 122.000	X	5 517.000
- profit taxes	140	X	199 462.000	X	0.000
Net flow of funds prior to emergency events	150	37 318.000	0.000	146 963.000	0.000
Flow of funds from emergency events	160	0.000	0.000	0.000	0.000
Net flow of funds from operational activities	170	37 318.00	0.000	146 963.000	0.000
2. Flow of funds as a result of investment activities					
Sale of: financial investments	180	0.000	X	0.000	X
fixed assets	190	1 157.000	X	385.000	X
property complexes	200	0.000	0.000	0.000	0.000
Received: interests	210	0.000	X	0.000	X
Dividends	220	0.000	X	0.000	X
Other proceeds	230	1 494.000	X	373.000	X
Acquisition of: financial investments	240	X	0.000	X	0.000
fixed assets	250	X	83 311.000	X	34 585.000
property complexes	260	X	0.000	X	0.000
Other payments	270	X	6 341.000	X	534.000

Net flow of funds from emergency events	280	0.000	87 001.000	0.000	34 361.000
Flow of funds from emergency events	290	0.000	0.000	0.000	0.000
Net flow of funds from investment activities	300	0.000	87 001.000	0.000	34 361.000
3. Flow of funds as a result of financial activities					
Proceeds of own capital	310	0.000	X	0.000	X
Received loans	320	90 986.000	X	276 464.000	X
Other proceeds	330	0.000	X	0.000	X
Repayments of loans	340	X	36 986.000	X	349 463.000
Paid dividends	350	X	2 157.000	X	0.000
Other payments	360	X	1 416.000	X	5 824.000
Net flow of funds prior to emergency events	370	50 427.000	0.000	0.000	78 823.000
Flow of funds from emergency events	380	0.000	0.000	0.000	0.000
Net flow of funds from financial activity	390	50 427.000	0.000	0.000	78 823.000
Net flow of funds for the reported period	400	744.000	0.000	33 779.000	0.000
Balance of funds for the beginning of year	410	46 509.000	X	12 730.000	X
Influence of currency rate changes on balance of funds	420	0.000	0.000	0.000	0.000
Balance of fund at the end of year	430	47 253.000	X	46 509.000	X

Notes: According to the accounting policy accepted by the OJSC "Dniproenergo" the cash funds and their equivalents are cash means available in cash department and in a road as well as the amounts available on bank accounts of the enterprise.

The following differences take place as compared with "Cash-flow report" attached to the audit report:

Row 140, column 3 of Form 2 "Report on financial results", except the expenses on interest payments in the amount of 8902.0 thousand UAH also contains insurance of financial risks in the amount of 1031.0 thousand UAH, therefore in row 060, column 3 of the form currently in force the amount of 8902.0+1031.0 = 9 933.0 thousand UAH is written down, which equals row 140, column 3 Of Form 2.

Row 050, column 3 of the form currently in force is decreased by the same sum, i.e. 2362.0-1031.0=1331.0 thousand UAH, which according to the algorithm of counter examinations equals to the amount of row 150, column 3+ row 160, column 3- row110, column 3- row 120, column 3 - row 130 (all amounts are from Form 2 "Report on financial results"), i.e. 0.0+10685.0 + 135.0 -0.0-9219.0=1331.0 thousand UAH.

Row 080, column 4 of the form currently in force "Decreased (increased) working assets", which is in original form and is added to the audit report, equals 19198.0 thousand UAH and decreased by 385.0 (losses of future periods on insure financial expenses), i.e.: 19198.0-385.0=18813.0 thousand UAH.

Row 090, column 4 of the form currently in force "Deferred expenses" which is in original form and is added to the audit report, equals 200.0 thousand UAH., accordingly is increased by the same amount, i.e. 200.0+385.0=585.0 thousand UAH.

According to the algorithm of checking the amount of row 090, column 4 must equal the difference of the amounts of row 270, column 4 and row 270, column 3 "Balance", i.e. 1390.0-805.0=585.0 thousand UAH.

Readjustment manager	[signature]	Popov S.A.
Chief Accountant	[signature]	Huschin A.M.

Appendix

to the Accounting Form 5 (standard)

CODES

Date (year, month, day) 2005\01\01

Enterprise: **the Open Joint Stock Company "Dniproenergo"** as to EDRPOU 00130872

Territory: Zaporizka as to KOATUU 2310136900

State management authority: NJSC "Power engineering company of Ukraine" as to SPODU 6024

Branch: Power engineering as to ZKGNG 11110

Type of business activity: Generation of the electric power by thermal power stations as to KVED 40101

Measuring unit: UAH thousand Controlling amount

Report on the own capital
for 2005

Form No. 4 Code as to DKUD 1801005

Item	Code	Charter capital	Share capital	Additionally contributed capital	Other additional capital	Reserve capital	Undistributed profit	Unpaid capital	Withheld capital	In total
1	2	3	4	5	6	7	8	9	10	11
Residual at the beginning of year	**010**	98 100.0	0.000	0.000	2 107 482.00	34 605.000	-1 956 576.000	0.000	0.000	283 611.000
Adjustment:										
- change of accounting policy	**020**	0.000	0000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- correction of mistakes	**030**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

- other changes	**040**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Adjusted residual at the beginning of the year	**050**	98 100.0	0.000	0.000	2 107 482.00	34 605.000	-1 956 576.000	0.000	0.000	283 611.000
Revaluation of assets:										
- Additional evaluation of the fixed assets	**060**	0.000	0.000	0.000	44 497.000	0.000	0.000	0.000	0.000	44 497.000
- Adjustment of the value of the fixed assets	**070**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Additional evaluation of incomplete constructions	**080**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Adjustment of the value of incomplete constructions	**090**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Additional evaluation of intangible assets	**100**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Adjustment of the value of intangible assets	**110**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
	120	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Net profit (loss) for the reporting period	**130**	0.000	0.000	0.000	0.000	0.000	23718.000	0.000	0.000	23718.000

1	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**	**11**
Distribution of the profit:										
- Payments to the owners (dividends)	**140**	0.000	0.000	0.000	0.000	0.000	-3 254.000	0.000	0.000	-3 254.000
- Contribution of the profit into the charter capital	**150**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Deductions into reserve capital	**160**	0.000	0.000	0.000	0.000	1 186.000	-1 186.000	0.000	0.000	0.000
	170	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Contributions of the participants:										
- Contributions into the capital	**180**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Repayment of indebtedness from the capital	**190**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
	200	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Withholding the capital:										

- Redemption of the stock (participation interest)	**210**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Resale of the redeemed shares (participation interest)	**220**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Cancellation of the redeemed shares (participation interest)	**230**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Withholding shares of the capital	**240**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
- Decrease of nominal value of the shares	**250**	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Other changes in the capital:										
- Writing off the losses which have not been reimbursed	**260**	0.000	0.000	0.000	-7511.000	0.000	7511.000	0.000	0.000	0.000
- Assets received free of charge	**270**	0.000	0.000	0.000	7.000	0.000	0.000	0.000	0.000	7.000
	280	0.000	0.000	0.000	-977.000	0.000	0.000	0.000	0.000	-977.000
Total changes of the capital	**290**	0.000	0.000	0.000	36 016.000	1186.000	26 789.000	0.000	0.000	63 991.000
Balance at the end of the year	**300**	98 100.0	0.000	0.000	2 143 498.0	35 791.00	-192 9787.0	0.000	0.000	347 602.000

Notes:

The stated fund by the state on the 31.12.05. equals 98 100.0 thousand UAH. Paid statutory fund as of 31.12.05 makes 98100.0 thousand UAH. The Statutory Fund is divided into 3 923 998 common registered shares with the nominal value of 25 UAH each.

Other additional capital as of 31.12.05 equals 2143498.0 thousand UAH, including: adjusted residual at the beginning of the year – 2107482.0 thousand UAH; fund of additional evaluation of the fixed assets - 44497 thousand UAH; writing off the losses which have not been reimbursed- (-7511.0 thousand UAH); fund of assets received free of charge – 7.0 thousand UAH.

Reserve capital as of 31.12.05 equals 35791.0 thousand UAH.

Readjustment manager ____________ [signature] Popov S.A.

Chief Accountant ____________ [signature] Huschyn A.M.

Enterprise: **Open Joint Stock Company "Dniproenergo"**
Territory: Zaporizka
State management authority: NJSC "Power engineering company of Ukraine"
Branch (type of activities): Power engineering
Type of business activity: Generation of the electric power by thermal power stations
Measuring unit: thousand of hryvnias

Ratified by the order of Ministry of Finance of Ukraine			
dated 29 October 2000, No.302 (in editing of order since 28.10.2003 No.602)			
	CODES		
Date (year, month, date)	0000	00	00
as to EDRPOU	00130872		
as to KOATUU	2310136900		
as to SPODU	6024		
as to ZKGNG	11110		
as to KVED	40101		
Controlling amount			

NOTES ON THE ANNUAL FINANCIAL REPORT
as of 2005 year

Form No.5 **DKUD Code 1801008**

1. Intengible assets

Groups of intangible assets	Row code	Balance on the beginning of year		Received for the year	Reestimation (additional estimation+, reestimation-)		Written off for the year		Accounted depreciation for the year	Losses due to decreasing of utility for the year	Other changes for the year		Residue at the end of year	
		Prime (overestimated) cost	depreciation		Prime (overestimated) cost	depreciation	Prime (overestimated) cost	deterioration			Prime (overestimated) cost	deterioration	Prime (overestimated) cost	deterioration
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15

Rights for usage of natural resources	010	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Rights for usage of property	020	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Rights for trademarks of goods and services	030	3.000	1.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	3.000	1.000
Rights for objects of industry property	040	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Author's and contiguous rights	050	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Goodwill	060	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Other intangible assets	070	3329.000	1299.000	1209.000	0.000	0.000	0.000	0.000	376.000	0.000	0.000	0.000	4538.000	1675.000
Total:	080	3332.000	1300.000	1209.000	0.000	0.000	0.000	0.000	376.000	0.000	0.000	0.000	4541.000	1676.000

From 080 row, column 14	cost of intangible assets, restricted by the right of property	(081)	0.0
	cost of mortgaged intangible assets	(082)	0.0
	cost of intangible assets, created by the enterprise	(083)	0.0
From 080 row, column 5	cost of intangible assets, obtained due to target investments	(084)	0.0
From 080 row, column 15	the accumulated depreciation of non-material assets, on which the restrictions of the property rights exist	(085)	0.0

2. Fixed assets

Groups of fixed assets	Row code	Balance on the beginning of year		Received for the year	Reestimation (additional estimation+, reestimation-)		Written off for the year		Accounted depreciation for the year	Losses due to decreasing of utility for the year	Other changes for the year	
		prime (overestimated) cost	depreciation		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation			prime (overestimated) cost	depreciation
1	2	3	4	5	6	7	8	9	10	11	12	13
Land plots	100	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Capital outlays for improving of land plots	110	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Buildings, structures and transmission devices	120	1 568 976.000	896 137.000	5 989.000	4 750.000	754.000	13 521.000	8 252.000	36 638.000	0.000	0.000	0.000
Machines and equipment	130	6 315 659.000	5 353 954.000	48 528.000	37 129.000	0.000	3 130.000	2 729.000	151 066.000	0.000	-17.000	-17.000
Means of transportation	140	42 531.000	38 527.000	442.000	2 977.000	0.000	4 468.000	4 390.000	1 281.000	0.000	0.000	0.000
Tools, devices, other facilities (furniture)	150	54 320.000	42 881.000	2 734.000	593.000	0.000	317.000	295.000	2 648.000	0.000	26.000	26.000
Working and productive animals	160	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Perennial plants	170	1 577.000	790.000	0.000	0.000	0.000	0.000	0.000	58.000	0.000	0.000	0.000
Other fixed assets	180	2 635.000	2 249.000	236.000	60.000	0.000	16.000	16.000	103.000	0.000	0.000	0.000
Librarian funds	190	326.000	325.000	4.000	0.000	0.000	4.000	4.000	5.000	0.000	0.000	0.000
Non-negotiable material assets of little value	200	4 040.000	4 032.000	1 804.000	0.000	0.000	216.000	216.000	1 836.000	0.000	-9.000	-9.000
Temporary (untitled) structures	210	1 278.000	524.000	0.000	0.000	0.000	0.000	0.000	45.000	0.000	0.000	0.000

Natural resources	220	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Inventory package	230	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Rental objects	240	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Other non-negotiable material assets	250	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Total	260	7 991 342.000	6 339 419.000	59 737.000	45 509.000	754.000	21 672.000	15 902.000	193 680.000	0.000	0.000	0.000

Groups of fixed assets	Row code	Balance at the end of the year		Including			
				Obtained under financial rent		Transmitted into operational rent	
		prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation	prime (overestimated) cost	depreciation
1	2	14	15	16	17	18	19
Land plots	100	0.000	0.000	0.000	0.000	0.000	0.000
Major expenses for improving of plots	110	0.000	0.000	0.000	0.000	0.000	0.000
Buildings, structures and transmission devices	120	1 566 194.000	925 277.000	0.000	0.000	8 063.000	4 100.000
Machines and equipment	130	6 398 169.000	5 502 274.000	0.000	0.000	1 066.00	666.000
Means of transportation	140	41 482.000	35 418.000	0.000	0.000	48.000	40.000
Tools, devices, other facilities (furniture)	150	57 356.000	45 260.000	0.000	0.000	46.000	9.000
Working and productive animals	160	0.000	0.000	0.000	0.000	0.000	0.000
Perennial plants	170	1 577.000	848.000	0.000	0.000	0.000	0.000
Other fixed assets	180	2 915.000	2 336.000	0.000	0.000	0.000	0.000
Librarian funds	190	326.000	326.000	0.000	0.000	0.000	0.000
Non-negotiable material assets of little value	200	5 619.000	5 643.000	0.000	0.000	1.000	1.000
Temporary (untitled) structures	210	1 278.000	569.000	0.000	0.000	1.000	1.000
Natural resources	220	0.000	0.000	0.000	0.000	0.000	0.000
Inventory package	230	0.000	0.000	0.000	0.000	0.000	0.000
Rental objects	240	0.000	0.000	0.000	0.000	0.000	0.000
Other non-negotiable material assets	250	0.000	0.000	0.000	0.000	0.000	0.000
Total	260	8 074 916.000	6 517 951.000	0.000	0.000	9 225.000	4 817.000

From row 260, column 14	cost of fixed assets, as of which restrictions of rights for property are stipulated by current legislation	**(261)**	7 894.000
	cost of mortgaged fixed assets	**(262)**	0.000
	residual cost of fixed assets, that are temporarily not used (conservation, reconstruction, etc)	**(263)**	17 235.000
	residual cost of fixed assets, excluded from exploitation for sale	**(264)**	0.000
	prime (overestimated) cost of totally depreciated fixed assets	**(265)**	117 856.000
From row 260, column 5	cost of fixed assets, acquired for the target financing	**(266)**	0.000
	cost of fixed assets, that are taken into operational lease	**(267)**	3 666.000
From row 260, column 15	deterioration of the fixed assets on which there are restrictions of the property rights	**(268)**	4 475.000

3. Capital investments

Name of indicator	Row code	For the year	At the end of year
1	**2**	**3**	**4**
Major construction projects	280	73 430.000	103 659.000
Acquisition (creation) of the fixed assets	290	6 663.000	1 302.000
Acquisition (creation) of other non-negotiable material assets	300	2 006.000	429.000
Acquisition (creation) of intangible assets	310	1 212.000	3.000
Forming of major herd	320	0.000	0.000
Other	330	0.000	5 040.000
Total	340	83 311.000	110 433.000

4. Financial investments

Name of indicator	Row code	For the year	At the end of year	
			long term	current
1	2	3	4	5
A. Financial investments at the method of sharing in the capital of:				
associated enterprises	350	135.000	896.000	0.000
subsidiaries	360	0.000	4 777.000	0.000
joint venture activity	370	0.000	0.000	0.000
B. Other financial investments in:				
shares in the charter capital of other enterprises	380	0.000	0.000	0.000
shares	390	0.000	114.000	0.000
Bonds	400	0.000	0.000	0.000
Other	410	0.000	0.000	0.000
Total (A+B)	420	135.000	5 787.000	0.000

From the row 045 column 4 of the balance	Other long-term financial investments are reflected:		
	at the cost	(421)	114.000
	at the fair costs	(422)	0.000
	at the depreciation cost	(423)	0.000
From the row 220 column 4 of the balance	Current financial investments are reflected:		
	at the costs	(424)	0.000
	at the fair costs	(425)	0.000
	at the depreciation cost	(426)	0.000

5. Incomes and expenses

Name of indicator	Row code	Incomes	Expenses
1	2	3	4
A. Other operational incomes and expenses			
Operational rent of assets	**440**	1 065.000	777.000
Operational course rate difference	**450**	1 720.000	7.000
Realization of other working assets	**460**	5 661.000	2 590.000
Fines, penalties, forfeits	**470**	403.000	4 070.000
Providing of objects of housing-communal and social-cultural function	**480**	2 921.000	18 450.000
Other operational incomes and expenses	**490**	89 367.000	41 040.000
Including: allocations to the reserve of doubtful debts	**491**	X	18 628.000
Unproductive expenses and losses	**492**	X	106.000
B. Incomes and expenses of sharing in the capital of investments in:			
associated enterprises	**500**	135.000	0.000
Subsidiary production units	**510**	0.000	0.000
joint-venture activity	**520**	0.000	0.000
C. Other financial incomes and expenses			
Dividends	**530**	0.000	X
Interests	**540**	X	8 902.000
Financial lease of assets	**550**	0.000	0.000
Other financial incomes and expenses	**560**	0.000	1 031.000
D. Other incomes and expenses			
Realization of financial investments	**570**	0.000	0.000
Realization of nonnegotiable assets	**580**	1 157.000	250.000
Realization of property complexes	**590**	0.000	0.000
Non-operational course rate difference	**600**	5 720.000	3.000
Free obtained assets	**610**	223.000	X
Writing off of nonnegotiable assets	**620**	X	361.000
Other incomes and expenses	**630**	2 119.000	10 071.000

Barter operations with products (goods, works, services) **(631)** 0.000

Part of income from sale of products (goods, works, services) by barter contracts with concerned parties **(632)** 0.000

6. Monetary funds		
Name of indicator	**Row code**	**At the end of year**
1	**2**	**3**
Cash fund	**640**	4.000
Current account of the bank	**650**	47 162.000
Other accounts in the bank (documentary credits, check book)	**660**	84.000
Cash in transit	**670**	3.000
Equivalents of monetary funds	**680**	0.000
Total	**690**	47 253.000

From row 070 column 4 of the Balance the article Monetary funds, that are restricted in usage (691) 0.000

7. Cover funds and reservation

Types of cover funds	Row code	Residue of cover funds at the beginning of year	Increase of securing		Sum of cover funds, that are used per period	Unused sum of cover funds that are reversed in the reporting period	Sum of expected reimbursement of expenses by other party, that is accounted for estimation ensuring	Residue of estimation at the end of year
			creating of cover funds	additional counting out				
1	2	3	4	5	6	7	8	9
Cover funds for paying out of leaves for stuff	710	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cover funds of future expenses for additional provision of pensions	720	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cover funds of future expenses for providing of garanties	730	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cover funds of future expenses for restructuring	740	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cover funds of future expenses for providing liabilities as for burdening contracts	750	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	760	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	770	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reserve of doubtful debts	775	2 270 658.000	18 628.00	0.0	64 739.000	0.0	0.0	2 224 547.0
Total	780	2 270 658.000	18 628.00	0.0	64 739.000	0.0	0.0	2 224 547.0

8. Inventories

Name of indicator	Row code	Balance cost at the end of year	Overestimation for the year	
			increasing of net sale cost *	decreasing of net sale cost
1	2	3	4	5
Raw and materials	**800**	21703.0	0.0	0.0
Bought semi-finished products and completing goods	**810**	0.0	0.0	0.0
Fuel	**820**	113 913.0	0.0	0.0
Package and package material	**830**	117.0	0.0	0.0
Building materials	**840**	21 172.0	0.0	0.0
Spare parts	**850**	71 140.0	0.0	0.0
Materials of agricultural designation	**860**	0.0	0.0	0.0
Animals in growing up and fatten up	**870**	0.0	0.0	0.0
Objects of little value and rapidly wearing	**880**	1 629.0	0.0	0.0
Production in processing	**890**	37.0	0.0	0.0
Finished products	**900**	0.0	0.0	0.0
Goods	**910**	86.0	0.0	0.0
Total	**920**	229 797.0	0.0	0.0

From row 920 column 3	Balance cost of inventories:		
	reflected under sale cost	(921)	229 158.0
	transmitted into processing	(922)	516.0
	taking into mortgage	(923)	0.0
	transmitted into commission	(924)	0.0
Assets under responsible storage - account 02		(925)	9 292.0

*estimated pursuant to the item 28 of Accounting Form (standard) No 9 “Inventories”

9. Accounts receivable

Name of indicator	Row code	Total at the end of year	including overdue payments		
			under 3 months	from 3 to 6 months	from 6 to 12 months
1	2	3	4	5	6
Accounts receivable for goods, works and services	**940**	2 766 428.0	60 771.0	4 725.0	14 334.0
Other current accounts receivable	**950**	22 502.0	4 321.0	532.0	4 384.0

Written off bad debts in the reported period **(951)** 153.0
From the row 940 and 950 column 3 indebtedness with the concerned parties **(952)** 0.0

10. Arrears and losses due to spoiling of values

Name of indicator	Row code	Amount
1	2	3
Revealed (written off) arrears and losses per year	**960**	583.000
Recognized indebtedness of guilty persons in the reported period	**970**	395.000
Amount of arrears and losses, last decision as for guilty persons, final reports of which were not admitted at the end of year (nonbalance account 072)	**980**	189.000

11. Building contracts

Name of indicator	Row Code	Amount
1	2	3
The income under the building contracts for the reporting period	**1110**	0.0
Indebtedness on the end of reporting year: gross indebtedness of the customers		
gross indebtedness to the customers	**1120**	0.0
customers	**1130**	0.0
on advance payments received	**1140**	0.0
The sum of the detained means on the end of year	**1150**	0.0
Cost of completed works, executed by subcontract organizations, under the uncompleted building contracts	**1160**	0.0

12. Profits tax

Name of indicator	Row code	Amount
1	2	3
The current tax on profit	1210	193 211.000
Deferred tax assets at the beginning of the reporting year	1220	31 403.000
at the end of the reporting year	1225	117 907.000
Deferred tax liabilities at the beginning of the reporting year	1230	0.000
at the end of the reporting year	1235	0.000
Included in the report about financial results - total	1240	106 707.000
Including: the current tax on profit	1241	193 211.000
Reduction (increase) of the deferred tax assets	1242	-86 504.000
Reduction (increase) of the deferred tax liabilities	1243	0.000
Reflected in the structure of the own capital - total	1250	0.000
Including Current tax on profit	1251	0.000
Reduction (increase) of the deferred tax assets	1252	0.000
Reduction (increase) of the deferred tax liabilities	1253	0.000

13. Employment of the depreciation charges

Name of indicator	Row code	Amount
1	2	3
Accounted for the reporting period	1300	194 056.000
Applied during a year - total	1310	82 193.000
Including: on the construction of objects	1311	14 494.000
Purchase (manufacturing) and improvement of the fixed assets	1312	66 487.000
machines and equipment	1313	2 205.000
Purchase(creation) of non-material assets	1314	1 212.000
Repayment of the loans, received on the capital investment	1315	0.000
	1316	0.000
	1317	0.000

Manager ____________________ Popov S.A.

Chief accountant ____________________ Huschyn A.M.

STATE STATISTICS REPORTING

CODES										
Form of documents as to DKUD	Identification code as to EDRPOU	Territory as to SPATO	Branch as to ZKGNG	Type of economic activity as to KVED	Form of ownership as to KFV	Organization - legal form as to KOPFG	Ministries, departments, MDO of concern, association as to SPODU	Identification code of the highest organization as to EDRPOU		Control amount
1	2	3	4	5	6	7	8	9	10	11
0601006	00130872	2310136900	11110	40.10.1	30	231	6 024	32 984 271		

Ministry (department), MDO, concern, association
National Joint Stock Company "Power engineering company of Ukraine"
Organization
Open Joint Stock Company "Dniproenergo"
Address
2, Hrebelna Street, Zaporizhzhia
Form of ownership **30** Type of activity **Generation of the electric by thermal power stations**

Form No. 2 - B urgent (quarterly, annual) As approved by order No. 190 of the Ministry of Statistics of Ukraine dated 29 July 1997.

This form is presented by all organizations, enterprises, banks, insurance and other organizations to the state agency according to the location (except the departments, which are supported by the budget). Quarterly – not later than 21 day after the accounting quarter. Annual report is on the February, 8th.

File No. 82-4844

REPORT ON ISSUE, SALE AND TURNOVER OF SECURITIES

for the period of January – December 2005

Section 1. Issue and placement of the securities by the issuer

	Row code	Availability at the beginning of the year	Issued for the reported period	Total availability on the beginning of the year and issued for the reported period	Placed on the beginning of a year			
					including			
					Total	including		
						legal entities	individuals	foreign investors
A	B	1	2	3	4	5	6	7
Total	010	102 985.0	192.0	103 177.0	102 985.0	99 899.0	3 086.0	0.0
including: -shares	020	98 100.0	0.0	98 100.0	98 100.0	95 014.0	3 086.0	0.0
including: - common	021	98 100.0	0.0	98 100.0	98 100.0	95 014.0	3 086.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - republic loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Exchequer bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	4 886.0	192.0	5 077.0	4 885.0	4 885.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Notes: Statutory fund at the beginning of year	080	98 100.0	X	X	X	X	X	X
at the end of the reported period	090	98 100.0	X	X	X	X	X	X

	Row code	Initially placed in the reported period				Placed in total			
		Total	including			Total	including		
			legal entities	individuals	foreign investors		legal entities	individuals	foreign investors
A	B	8	9	10	11	12	13	14	15
Total	010	192.0	192.0	0.0	0.0	103 177.0	100 091.0	3 086.0	0.0

including: shares	020	0.0	0.0	0.0	0.0	98 100.0	95 014.0	3 086.0	0.0
including: - common	021	0.0	0.0	0.0	0.0	98 100.0	95 014.0	3 086.0	0.0
- preferred	022	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	030	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	031	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	032	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Exchequer bonds	040	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	050	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	060	192.0	192.0	0.0	0.0	5 077.0	5 077.0	0.0	0.0
Other securities	070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Section II. Securities Circulation

	Row code	Own Securities of the issuer								
		Total securities available on the beginning of a year and issued within the reported period	Placed in total		Purchased within the reported period	Resold within the reported period		Redeemed within the reported period	Remaining unplaced securities at the end of the reported period	Dividends and interest paid within the reported period
			Total	Including for personal privatization accounts		Total	Including for personal privatization accounts			
A	B	1	2	3	4	5	6	7	8	9
Total	100	103 177.0	103 177.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: shares	110	98 100.0	98 100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - common	111	98 100.0	98 100.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	121	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Exchequer bonds	130	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Saving certificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	5 077.0	5 077.0	0.0	0.0	0.0	0.0	0.0	X	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

		Securities of other issuers					
		Balance at the beginning of year	Acquired within the reported period		Sold within the reported period	Balance at the end of the reported period	Dividends, interest received within the reported period
			Total	Including for personal privatization account			
A	B	10	11	12	13	14	15
Total	100	51 911.0	349.0	0.0	382.0	51 878.0	0.0
including: shares	110	0.0	0.0	0.0	0.0	0.0	0.0
including: - common	111	0.0	0.0	0.0	0.0	0.0	0.0
- preferred	112	0.0	0.0	0.0	0.0	0.0	0.0
Bonds	120	0.0	0.0	0.0	0.0	0.0	0.0
including: - Republic loans	121	0.0	0.0	0.0	0.0	0.0	0.0
- enterprises	122	0.0	0.0	0.0	0.0	0.0	0.0
Exchequer bonds	130	0.0	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	140	0.0	0.0	0.0	0.0	0.0	0.0
Promissory notes	150	51 911.0	349.0	0.0	382.0	51 878.0	0.0
Other securities	160	0.0	0.0	0.0	0.0	0.0	0.0

Section III. Amounts of gross investment in the from of securities

		Securities of the resident issuer held by non-residents				
	Row code	Balance held by non-residents at the beginning of year	Acquired by non-residents within the reported period	Purchased from non-residents by resident issuer within the reported period	Balance held by non-residents at the end of the reported period	Dividends and interests paid to non-residents within the reported period
A	B	1	2	3	4	5
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Exchequer bonds	200	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Promissory notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

		Securities of non-resident issuers held by resident				
	Row code	Balance held by resident at the beginning of year	Acquired by resident within the reported period	Sold by resident within the reported period	Balance held by resident at the end of the reported period	Dividends and interest received from non-residents within the reported period
A	B	6	7	8	9	10
Total	170	0.0	0.0	0.0	0.0	0.0
including: Shares	180	0.0	0.0	0.0	0.0	0.0
Bonds	190	0.0	0.0	0.0	0.0	0.0
Treasury bonds	200	0.0	0.0	0.0	0.0	0.0
Saving certificates (deposit)	210	0.0	0.0	0.0	0.0	0.0
Promissory notes	220	0.0	0.0	0.0	0.0	0.0
	230	0.0	0.0	0.0	0.0	0.0
	240	0.0	0.0	0.0	0.0	0.0

Notes: at the beginning of the reporting period there were issued promissory notes on the sum of 4885.0 thousand UA, at the end of the reporting period - on the sum of 5077 thousand UA.

At the reported period the promissory notes were placed on the sum of UAH 192.0 thousands for the first time.

03.02.2006

Manager ____________________ Popov Sergiy Andriyovych

Persianova O.A. 2867452,
Chipizhko V.O. 2867459
(executor)

Chief accountant ____________________ Anatoliy .Mykhailovych Huschyn

THE GENERAL MEETINGS OF THE SHAREHOLDERS

How many general meetings were carried out for the last 3 years?

	Year	Quantity of assemblies	Including extraordinary
1	2003	1	0
2	2004	0	0
3	2005	0	0

Was the course of registration of the shareholders or their representatives for participation in the last general meeting controlled?

Yes

What body carried out the previous registration of the shareholders for participation in the general meeting of the shareholders last time?

	Yes	No
Independent registrant	X	
Board of directions		X
Mandatory commission nominated by the Board of direction		X
Another (write)	Registration of shareholders for participation in the general meetings in 2003 was carried out by OJSC FK "Ukrnaftogaz". In 2004-2005 the general meeting was not held because of the enterprise being in the readjustment procedure. The readjustment procedure continues.	

What body controlled of the course of registration of the shareholders or their representatives for participation in the last general meeting?

	Yes	No
State commission on securities and share market		X
The shareholders owning more than 10 % of the shares in total	X	

In what form was the voting on the general meeting carried out last time?

	Yes	No
By raising of cards		X
By voting papers (Secret voting)	X	
By raising of hands		X
Another write	No data	

What were the main reasons for the last extraordinary meeting?

	Yes	No
Reorganization		X
Additional issue of the shares		X

Alteration of the charter		X
Election or recall of the members of the supervisory council		X
Election or recall of the members of Board		X
Delegation of additional authority supervisory council		X
Another (write)	For last three years extraordinary general meetings were not convoked	

BODIES OF MANAGEMENT

Is the supervisory council created in your company? (Y/N) Yes

How many times a year was the session of the supervisory council held for last three years? 6

What is the structure of the supervisory council?

		Person
1	Quantity of the members of the supervisory council	7
2	Quantity of the representatives of the shareholders, who work in the company	1
3	Quantity of the representatives of the state	6
4	Quantity of the representatives who own more than 10% shares	6
5	Quantity of the representatives of the shareholders who own less than 10 % of the shares	0
6	Quantity of the representatives of the shareholders - legal persons	6

Do the internal documents of your company oblige to create committees in the structure of the supervisory council?(Y/N) No

What committees were created in structure of the supervisory council?

	Yes	No
Strategic planning		X
Committee of audit		X
Committee on assignments and premiums		X
Investment committee		X
Another (write)	There is no information	

Is there a post or department created in the company, which is responsible for servicing the shareholders? YES

How is the rate of remuneration of the members of supervisory council defined?

	Yes	No
Remuneration is a fixed sum.	X	
Remuneration is a percentage of the net profit or increase of the market cost of the shares		X
The remuneration is paid in the form of securities of the company		X
The members of the supervisory council do not receive remuneration		X
Another (write) — There is no information		

What requirements to the members of the supervisory council are stated in the internal documents of the company?

		Yes	No
1	Knowledge and experience of work in sphere		X
2	Knowledge in sphere of the finance and management		X
3	Personal qualities (honesty the responsibility)		X
4	Absence of the conflict of interests		X
5	Age limit		X
6	Absence of other requirements	X	
7	Another (write) — There is no information		

BODIES OF MANAGEMENT

When was the new member of the supervisory council elected last time and how did he learn his rights and duties?

	Yes	No
The new member of the supervisory council learned the contents of the internal documents of joint-stock company independently	X	
The new member of the supervisory council was acquainted with his rights and duties at the session of the supervisory council		X
Special training (on corporate management/financial management) was organized for the new member		X
All members of the supervisory council were re-elected on the second term/ the new member was not elected		X
Another (write) — There is no information		

Is there an auditing commission in the company?(Yes\No) YES

3

Quantity of the members of the auditing commission (persons)

4

How many times a year on average were the sessions of the auditing commission held for the last 3 years?

What officials of the company are responsible for the storage of the records of the general meetings of the shareholders, sessions of the supervisory council and sessions of the Board?

		General meetings of the shareholders	Sessions of the supervisory council	Session of the Board
1	The members of the Board / director	No	No	No
2	General department	No	No	No
3	Members of the supervisory council / head of the supervisory council	No	No	No
4	Legal department / the lawyer	No	No	No
5	The secretary of the Board	No	No	No
6	The secretary of the general meetings	No	No	No
7	The secretary of the supervisory council	No	No	No
8	The special person accountable to the supervisory council (corporate secretary)	No	No	No
9	Department/board which is responsible for servicing the shareholders	Yes	Yes	Yes
10	Another (write)	There is no information	There is no information	There is no information

BODIES OF MANAGEMENT

According to the charter of the company what bodies fall under competence to decide each of these questions?

	The general meeting of the shareholders	Supervisory council	Executive body	Does not fall under the competence of any of bodies
Definition of the basic directions of activity (strategy)	Yes	No	Yes	No
Confirmation of the plans of activity (business plans)	Yes	No	No	No
Confirmation of the annual financial report \ of the balance \ of the budget	Yes	No	No	No
Election or recall of the head of the Board	No	Yes	No	No
Election or recall of the members of the Board	No	Yes	No	No
Election or recall of the head of the supervisory council	Yes	No	No	No
Election or recall of the members supervisor council	Yes	No	No	No
Election of the head and the members of an auditing commission	Yes	No	No	No
Definition of a rate of remuneration for the head and members of the Supervisory council	No	Yes	No	No
Definition of the rate of remuneration for the head and members of the supervisory council	Yes	No	No	No
Making decisions on calling to the property accountability the members of the Board of directors	No	Yes	No	No
Making decisions on additional issue of shares	Yes	No	No	No
Making decisions on the redemption, realization and alocation of company's own shares	Yes	No	No	No
Election of the independent auditor	No	No	No	Yes
Confirmation of the contracts in which the officials are personally interested (conflict of interests)	No	Yes	No	Yes

Are there regulations in the charter of the company limitating the authority of the executive body to make decisions on conclusion of significant contracts on behalf of the company? (Yes\No)

Yes

Is there in the charter or internal documents of the company a clause concerning the conflict of interests, i.e.the contradiction between personal interests of the official or persons, concerned with him, and duties to work in the interests of the company?

Yes

BODIES OF MANAGEMENT

What documents are there in your company?

		Yes	No
1	Regulations on the general meetings of the shareholders	X	
2	Regulations on the supervisory council	X	
3	Regulations on the executive body (board)	X	
4	Regulations on the officials of the company		X
5	Regulations on the auditing commission	X	
6	Regulations on the shares of the company		X
7	Regulations on the procedure of the distribution of the profit	X	
8	Another (write)	By the approval of Economic Court of Zaporizhzhia region dated from 28.11.03 the procedure of adjustment of OJSC "Dniproenergo" was introduced. Executive management of OJSC "Dniproenergo" was created and also OJSC "Dniproenergo" has regulation on " The executive management"	

According to the charter of your company the terms of reference of which body provide the decision of each of these questions?

		The information is distributed on the general meetings	Information publishes in press	The documents are enclosure for acquaintance directly in joint-stock company	The copies of the documents are given on demand of the shareholder	The information is located on the own Internet to page
1	Financial accounting, results of the activity	Yes	Yes	No	Yes	Yes
2	Information about the shareholders owning more than 10% and more of the authorized capital	No	No	No	No	No
3	Information about the structure of the bodies of management of the company	Yes	No	No	Yes	No
4	Charter and internal documents	No	No	Yes	No	Yes
5	The reports of the general meetings of the shareholders after carrying out the meetings	No	No	Yes	Yes	No
6	Rate of remuneration of the officials	No	No	No	No	No

Does the company keep the financial reporting according to the international standards of accounting? **Yes**

How many times a year on average was the company audited by the independent auditor during last three years?

		Yes	No
1	There were no audits		X
2	Less than once a year		X
3	Once a year	X	
4	More than once a year		X

What body makes a decision on the appointing of the independent auditor?

		Yes	No
General meetings of the shareholders			X
The supervisory council			X
The Board of directors /Director		X	
Another (write)	No data		

Did the company change the independent auditor for last three years? (Y\N) — No

BODIES OF MANAGEMENT

Why did the company change the auditor?

		Yes	No
The company was not satisfied with his professional level			X
The company was not satisfied with the terms of the contract with the auditor			X
The auditor was changed on the demand of the shareholders			X
Another (write)	The auditor was not changed		

What body audited financial and business activity of the company last year?

		Yes	No
The auditing commission			X
The supervisory council			X
Department of the internal audit of the company			X
The independent company \ independent adviser			X
There were no audits		X	
Another (write)	There is no information		

On the initiative of which body did the auditing commission make the audit last time?

		Yes	No
On its own initiative			X
On the instructions of the general meetings			X
On the instructions of the supervisory council			X
On the demand of the government			X
On the demand of the shareholders which in aggregate own more than 10 % of votes			X
Another	There is no information		

Did your enterprise use paid services of the advisers in the sphere of financial management or corporate management during the last year? — Yes

ATTRACTION OF THE INVESTMENTS AND IMPROVEMENT OF PRACTICE OF CORPORATE MANAGEMENT

Does your company plan to involve investments by either of means mentioned below during the next three years ?

		Yes	No
1	Release of the shares		X
2	Release of depositary receipts		X
3	Release of the bonds		X
4	Bank credits s	X	
5	Financing from the state and local budget		X
Another (put down)	There is no information		

Does your company plan to involve the foreign investments during next three years?

Yes, we are carrying on negotiations with the potential investor	No
Yes, we plan to start negotiations	No
Yes, we are going to start negotiations next year	No
Yes, we plan to start negotiations during two next years	No
No, we do not plan to involve inward investments during next three years	No

No

No

Not decided yet	Yes

Does your company plan to include its own shares into the list of stock exchange or trade-information systems during next three years

Is there a rating of corporate management in the company

If there is a rating of corporate management, specify it

No

Defenition	There is no information
Date of assignment	There is no information
By whom the rating is appropriated	There is no information

Has the enterprise its own codex (principles, rules) of corporate management

No

If the enterprise has its code of corporate management specify

There is no information

The date of its acceptance	There is no information
What management body has accepted it	There is no information

Was the information about the acceptance of the codex of the company published?

Specify, how it has been presented

Calculation of net assets cost by open-joint stock companies at the end of the accounting year 2005

Enterprise: **Open Joint Stock Company "Dniproenergo"**

Identification code as to EDRPOU **00130872** Measuring unit: thousand UAH

Item name	Row code	On information from the balance at the beginning of the accounting period	Calculation information at the end of the accounting period
1	2	3	4
ASSETS			
Intangible assets: residual value	010	2 865.000	2 865.000
Incomplete constructions	020	110 433.000	110 433.000
Fixed assets: residual value	030	1 556 965.000	1 556 965.000
Long-term financial investment: -that are accounted by the method of sharing the capital of the other companies	040	5 673.000	5 673.000
Long-term financial investment: other financial investments	045	114.000	114.000
Long-term accounts receivable	050	49.000	49.000
Delayed tax assets	060	117 907.000	117 907.000
Other non-negotiable assets	070	0.000	0.000
Inventories: production inventories	100	229 674.000	229 674.000
Inventories: animals on growing and feeding	110	0.000	0.000
Inventories: incomplete production	120	37.000	37.000
Inventories: finished products	130	0.000	0.000
Inventories: goods	140	86.000	86.000
Promissory notes received	150	51 878.000	51 878.000
Accounts receivable for goods, services, works: net selling value	160	541 881.000	541 881.000
Accounts receivable for settlements with the budget	170	272.000	272.000
Accounts receivable: on granted advance	180	34 602.000	34 602.000
Accounts receivable: on calculated income	190	0.000	0.000
Accounts receivable: of internal settlement of accounts	200	4.000	4.000
Other current accounts receivable	210	22 502.000	22 502.000

Current financial investments	220	0.000	0.000
Money resources and their equivalents: in national currency	230	47 253.000	47 253.000
Money resources and their equivalents: in foreign currency	240	0.000	0.000
Other floating assets	250	49 475.000	49 475.000
Expenses of future periods	270	1 390.000	1 390.000
Assets, total sum		2 773 060.000	2 773 060.000
LIABILITIES			
Long term bank loans	440	75 393.000	75 393.000
Other long-term finance liabilities	450	0.000	0.000
Delayed tax obligations	460	0.000	0.000
Other long-term liabilities	470	110 548.000	110 548.000
Short term bank loans	500	54 000.000	54 000.000
Current indebtedness under long term liabilities	510	208 627.000	208 627.000
Issued bills	520	93 485.000	93 485.000
Accounts payable for goods, works and services	530	1 200 395.000	1 200 395.000
Current liabilities for settlements : on received advance payments	540	16 967.000	16 967.000
Current liabilities for settlements: with the budget	550	379 250.000	379 250.000
Current liabilities for settlements: o budgetary payments	560	50 754.000	50 754.000
Current liabilities for settlements: on insurance	570	2 877.000	2 877.000
Current liabilities for settlements: on remuneration	580	7 124.000	7 124.000
Current liabilities for settlements: with participants	590	34 779.000	34 779.000
Current liabilities for settlements: on internal accounts	600	9 014.000	9 014.000
Other current liabilities	610	179 295.000	179 295.000

Section 2 total	430	0.000	0.000
Revenues of future periods	630	2 950.000	2 950.000
Liabilities, total sum		2 425 458.000	2 425 458.000
Calculated value of net assets		347 602.000	347 602.000
Chartered capital	300	98 100.000	98 100.000
Unpaid capital	360	0.000	0.000
Withdrawn capital	370	0.000	0.000
Adjusted authorized capital		98 100.000	98100.000

Notes: the difference between the calculated cost of net assets and statutory capital makes 249 502 thousand UA .
Conclusion: the cost of net assets of the joint stock company is larger than the amount of statutory capital. The requirements of the point.3 of the article 155 of the Civil Code of Ukraine are followed.

Manager ________(signature)________Popov Sergiy Andriyovych

Chief accountant __(signature)________Anatoliy .Mykhailovych Huschyn

Seal of the enterprise

(Letterhead of the LIMITED LIABILITY COMPANY Audit Firm "Auditservice- LVF")

License of Audit Chamber of Ukraine A No.000388, dated 2 November 1995

Certificate on the submission into the Register of subjects of the audit activity

No. 1253, dated 26 January 2001,

69095, Zaporizhzhia, 117A Lenin Avenue tel.\fax (0612) 63-01-97

(0612) 63-09-15

AUDIT CONCLUSIONS No. 12\ 04-06

in respect of validity of the financial report

of the Open Joint Stock Company "Dniproenergo"

The city of Zaporizhzhia, 2 Hrebelna street 12.04.2006.

1. The audit firm "Auditservice - LVF", operating on the basis of the Certificate of submission of subjects of the audit activity to the Register No. 1253, dated 26 January 2001, issued by the Audit Chamber of Ukraine, carried out audit of financial statements of Open Joint Stock Company "Dniproenergo" for the year 2005.

2. Basic information about the auditor:

Long title	Society with limited liability "Auditservice - LVF"
Number and date of delivery of certificate about submission to the register of audit firms	№ 1253, dated from 26.01.01.
Issuing authority	Audit Chamber of Ukraine
Legal address	42-A, Sorok Rokiv Radianskoyi Ukrayini, app. 23, 69037, Zaporizhzhia, Ukraine
Location	117a, Lenine ave., 69095, Zaporizhzhia, Ukraine, tel. (0612) 63-01-97, 63-09-15

3. Audit conclusion № 12/04-06 of financial statements of Open Joint Stock Company "Dniproenergo" is issued 12.04.06.

4. Basic information about joint-stock company:

Long title	Open Joint Stock Company"Dniproenergo"
Integrated public register code (EDRPOU)	00130872
Legal address and location	2, Hrebelna St., 69096, Zaporizhzhia, Ukraine; 20, Dobrolyubova St., 69006, Zaporizhzhia, Ukraine
No. of state registration certificate and date of its issuance	9102-3П, 08.04.98

Issuing authority	Leninskiy District Counsil, Zaporizhzhia
Main types of activities	11110 Thermal power generating stations
	61110 General type building organizations
	71130 Wholesale trade of private organizations, except for consumer cooperation
	61134 Start-adjusting organizations
	90215 Heat supply
	14913 Repairing of meters

5. Audit review is carried out on the basis of the agreement No. 01/11-05, dated 01 November 2005. The commence date of the audit is 02 March 2006, the terminate date is 12 April 2006.

6. Statement of balance dated on 31.12.05. and report of financial results for year 2005, statement of cashflow for year 2005, statement of equity capital for year 2005, notes to financial statements for year 2005 were checked by auditor.

7. Audit examination was carried out in compliance with Laws of Ukraine "About Audit Activities", "About Enterprises", "About Securities and Stock Exchange", "About Government Regulation of the Security Market in Ukraine", national regulations and international standards of audit and requirements of auditor's report, stated by the decision of Government Security and Stock Exchange Commission № 5 from 25.01.01., in redaction of decision of Government Security and Stock Exchange Commission № 484 from 17.11.04.

Audit examination was carried out according to the requirements of national and international audit standards. These standards demand audit examination to be planed and carried out, aiming to receive sufficient level of confidence that financial statements did not contain considerable mistakes. In course of audit the research was made by testing the evidences for grounding sums and information, discovered in financial statement. Audit inspection also includes research and evaluation of correspondence of principles of accounting applied by administration to the legislative and normative requirements as for organization and carrying out of bookkeeping and accounting and composing of financial statements in Ukraine. Besides, evaluation of correspondence of data of financial statements was carried out by testing with the aim of taxation. In our opinion carried out auditor's examination provides sufficient grounding for drawing out the auditor's conclusion.

Management of Open Joint Stock Company "Dniproenergo" is liable for the stated financial report.

8. Audit of the Financial Reporting.

8.1.Method of accounting on the enterprise corresponds to the requirements of the Law of Ukraine "On accounting and financial reporting in Ukraine" № 996-XIV, dated from 16.07.99., to the national regulations (standards) of accounting and other normative documents as for organization and carrying out of accounting.

Financial reporting of the Open Joint Stock Company "Dniproenergo" for year 2005 is drawn up in due time and in accordance with the national Accounting standards and accepted accounting policy.

8.2.Assets of the Company were divided into fixed assets and floating assets (long-term and current). In the balance sheet of the enterprise those assets are reflected, estimation of which may be defined precisely with expectations of the future economic revenues, related with their usage.

8.2.1. As of the beginning of the year on the 01.01.2005., the initial value of the intangible assets amounted to UAH 3 332 000.0, as of the end of the year on the 31.12.2005. – UAH 4 541 000.0. Residual value of the intangible assets as of the beginning of the year on the 01.01.2005. – UAH 2 032 000.0, as of the end of the year on the 31.12.2005.– UAH 2 865 000.0. The structure of the intangible assets, authenticity and comprehensiveness of evaluation comply with the requirements of Accounting standards 8 "Intangible Assets" and accounting policy of the Company.

Acquired (created) intangible assets were enrolled on the balance of the enterprise by the initial value, defined in accordance with the requirements of Accounting standards 8 .

According to Accounting standards 8, intangible asset that doesn't correspond to the criterion of acceptance, is not reflected in the balance.

Intangible assets depreciation was carried out with forward-line method.

8.2.2. At the beginning of the year on the 01.01.05. construction in process amounted to UAH 86 628 000.0, at the end of the year on the 31.12.2005. – UAH 110 433 000.0. In year 2005 the total income amounted to the sum of UAH 106 474, the total charges amounted to the sum UAH 82 669 000.0.

8.2.3. At the beginning of the year on the 01.01.05. the initial value of the fixed assets amounted to UAH 7 991 342 000.0, at the end of the year on the 31.12.2005. - UAH 8 074 916 000.0. Depreciated cost of the fixed assets at the beginning of the year on the 01.01.05. amounted to UAH 1 651 923 000.0, at the end of the year on the 31.12.2005. – UAH 1 556 965 000.0. In the item "Fixed assets" reflected assets comply with the requirements of Accounting standards 7 "Fixed assets". Unit of measurement of fixed assets is object of fixed assets.

As of 31 December 2005 the Company has no the fixed assets, obtained from financial lease.

Acquired (created) fixed assets in year 2005 were enrolled into the balance of the enterprise by the initial value, that is defined in accordance with the requirements of Accounting standards 7 and pursuant to the method of acquired (receiving). Reflection of realization, liquidation, and other movements of the fixed assets in bookkeeping and accounting corresponds to the requirements of Accounting standards 7. In 2005 fixed assets obtained amounted to the sum of UAH 59 737 000.0, fixed assets withdrawn by initial cost amounted to the sum UAH 21 672 000.0, including: realized – UAH 4 214 000.0, liquidated (written off) - UAH 4 577 000.0, handed over free of charge – UAH 12 881 000.0.
Expenses of repairs of the fixed assets, that were taking place during 2005 year for maintaining the object in the active status and receiving of the future economic benefits in initially defined sum, related with its usage, are reflected into accounting according to the Accounting standards 7, Accounting standards 16 "Expenses".

Expenses related with the improvement of the fixed assets (modernization, reconstruction, etc.), that caused increasing of the future economic benefits, are reflected into accounting according to the requirements of Accounting standards 7 as increasing of the initial value of the fixed assets.

Overestimation of fixed assets was made. Initial cost of fixed assets is increased on UAH 45 509 000.

Fixed assets are reflected in the balance date by the fair value, with the exception of separate objects of fixed assets.

Definition of the depreciation (amortization) of the fixed assets corresponds to the Accounting Standards 7. The depreciation was enrolled by the forward-line method, the depreciation of the specific object "land" was not enrolled.
Data of the analytical accounting of the fixed assets correspond to the data of the synthetic accounting.

Tax accounting of the fixed assets and their depreciation corresponds to the requirements of the Law of Ukraine "On the Tax Profit of Ukraine".

8.2.4. Content, structure, authenticity and estimation of the financial investments correspond to the Accounting Standards 12 "Financial investments", Accounting standards 2 "Balance" and other normative regulations. Initial value of the financial investments and their further estimation corresponds to the requirements of the Accounting Standards 12: financial investments into associated enterprises and subsidiary production units are accounted by the method of sharing in the capital and by the state on the 31 December 2005 amounted to UAH 5 673 000.00, including:

- into associated enterprises - UAH 896 000.0;
- into subsidiary production units – UAH 4 777 000.0.

Other financial investments are evaluated by the cost value and by the state on the 31 December 2005 amounted UAH 114 000.00.

Storage of securities corresponds to the legislative and normative requirements. Documental processing and reflection of operations with securities into accounting corresponds to the requirements of the Standards of Accounting and normative documents regulating accounting and composing of financial statements. Accounting of financial results from movement of securities correspond to the requirements of the Standards of Accounting 12, 15 "Income" and other normative documents.

8.2.5. The order of the acknowledgement, estimation and reflection of inventories in the financial report comply with the requirements of current normative documents: the Standards of Accounting 2 "Balance", the Standards of Accounting 9 "Inventories", the Standards of Accounting 16 "Expenses", the Standards of Accounting 19 "Integration of enterprises" and other normative documents regulating accounting and composing of financial statements. Inventories at the enterprise are defied by the assets, if they comply with defined criterions:

- there is a probability of obtaining economic benefits in the future by the enterprise, related with usage of inventories;
- the cost of the inventories may be estimated authentically.

Classification of the inventories comply with the current normative regulations. Acquired (received) or produced inventories are enrolled into the balance of the enterprise by their initial value. Determination of the initial value of the acquired (produced) inventories is realized pursuant to the method of their receipt by the enterprise and the inventories are reflected as follows: acquired for the fee are reflected by the prime cost; produced by the enterprise are reflected by the prime cost; acquired in result of change are reflected by the fair value or by the balance cost.

Method of the estimation of the inventories by their release in production, sale and other retirement stays unchanging during the reported period. There is no separate control account to the account of the transport-storaging expenses at the enterprise. The transport-storaging expenses of the third organizations are included in the prime cost of the inventories acquired.

Estimation of the inventories as for the balance date complies with the requirements of Accounting Standards 9 and accounting policy of the enterprise, and is recognized by the least of two follow values: by the initial value or by the sale value.

Balance value of inventories by the 31.12.05. amounts to UAH 229 797 000, including:

- raw and other materials - UAH 21 703.0 thousand

- fuel	- UAH 113 913.0 thousand
- packages and package materials	- UAH 117.0 thousand
- building materials	- UAH 21 172.0 thousand
-spare parts	- UAH 71 140.0 thousand
- not valuable and wearing parts	- UAH 1 629.0 thousand
- uncompleted production	- UAH 37.0 thousand
- goods	- UAH 86.0 thousand

8.2.6.Recognition and estimation of reality of the accounts receivable comply with the item of the Accounting Standards 10 "Accounts receivable".

Long-term value of the accounts receivable by the state on the 31.12.05. amounts to UAH 49,0 thousand.

Accounts receivable by the state on the 31.12.05. make UAH 34 878.0 thousand.

Initial value of the accounts receivable for goods, works and services as of 31 December 2005 amounted to UAH 2 766 428.0 thousand.

The reserve of the doubtful debts by the state on the 31.12.2005 makes UAH 2 224 547.0 thousand.

The value of the reserve of the doubtful debts for their inclusion into the financial reporting of the year 2005 is defined according to the Accounting standards 10.

Other current accounts receivable as of 31 December 2005 amounted to UAH 22 502.0 thousand.

8.2.7. Cash means and their equivalents by the state of 31.12.2005 make UAH 47 253.0 thousand.

8.2.8. Other floating assets by the state on the 31.12.2005 make 49 475.0 thousand UA.

8.2.9. Deferred tax assets by the state on the 31.12.2005 make UA 117 907.0 thousand and are defined in accordance to the Accounting Standards 17 “Profits tax”.

8.2.10. Received promissory notes by the state on the 31.12.2005 make UA 51 878.0 thousand.

8.3. Acknowledgement, accounting and estimaton of the liabilities correspond to the requirements of the Accounting standards « Liabilities». In the accounting the liabilities are divided into long-term, current liabilities and revenues of the future periods.

8.3.1. Accounting and estimation of long-term liabilities and their consideration in the financial reporting comply with the requirements of Accounting standards 11 “Liabilities”. As of 31 December 2005, long-term liabilities amounted to UAH 185 941 000.00, including: long-term loans of banks – UAH 75 393.0, other long-term liabilities – UAH 110 548.0 thousand.

8.3.2.Accounting, estimation and reflection in the balance of current liabilities comply with the requirements of Accounting standards 11, the data of the item "Liabilities", requirements of normative documents as for reflection of currenmt liabilities in the balance. As of 31 December 2005, current liabilities amounted to UAH 2 236 567.00 thousand, including:

- short-term bank loans – UAH 54 000.0 thousand;

- current indebtedness by long-term liabilities – UAH 208 627 thousand;

- promissory notes issued - UAH 93 485.0 thousand;

- accounts payable for goods, services and works – UAH 1 200 395.0 thousand;

- current liabilities by the accounts –UAH 500 765.0 thousand;

- other current liabilities – UAH 179 295.0 thousand.

Information revealed in the financial reporting of the company is real and reliable.

8.4. As of 31 December 2005, the stated charter capital of the Open Joint Stock Company "Dniproenergo" amounted to UAH 98 100 000.00. As of 31 December 2005, disbursed charter capital amounted to UAH 98 100 000.00. The charter capital is divided into 3 923 998 common registered shares, with nominal value of UAH 25.

An analitical accounting under account 40 "Charter fund" complies with the requirements of current normative documents.

The charter fund is created in the amount, determined by the charter documents in compliance with the Charter of the Open Joint Stock Company "Dniproenergo" and with the decision of shareholders' meeting.

Accuracy of reflection in the accounting of the other additional capital and its usage complies with the requirements of current normative regulations. As of 31 December 2005 the other additional capital amounted to UAH 2 143 498.0 thousand, including:

- fund of additional estimation of the intangible assets – UAH 2 142 582.0 thousand
- fund of free obtained assets – UAH 851 thousand;
- other kinds of additional capital – UAH 65.0 thousand.

The order of the forming and reflection in the accounting and financial reporting of the reserve capital correspond to the normative requirements. By the state on the 31.12.05. the reserve capital makes UAH 35 791.0 thousands.

8.5. The expenses of the future periods by the state on the 31.12.2005 comprised UAH 1 390.0 thousand, revenues of future periods by the state on the 31.12.2005 comprised UAH 2 950.0 thousand.

8.6. In the accounting formation of information about incomes and their reflection in the financial reporting meets the requirements of the Accounting standards 15 “Income” with keeping the principles of totalling and correspondence of ioncomes and expenses. During the reporting year he income was defined as increase of the assets or reduction of the liabilities, that causes the growth of the own capital subject to the estimation of the income might be authentically defined. Classification of the incomes in the accounting for the reported period meets the requirements of the Accounting Standards 15 “Income”:

- profit (revenue of realization of goods, works and services) comprised – UAH 2 497 636.0 thousand
- other operational revenues – UAH 101 137.0 thousand
- revenue on the capital contribution – UAH 135.0 thousand;
- other revenues – UAH 9 219.0 thousand;

Content of revenues and their reflection in the financial reporting of the company complies with the requirements of Accounting standards 3 “ Report on financial results”. As of the reported period financial results of the Company, reflected in the reported year are real and authentical.

Estimation of the profit in tax accounting meets the legislative requirements of the Law of Ukraine "On Taxation of the Profit of Enterprises", dated 22 May 1997, № 283/97 VR (with amendments and additions).

8.7. Content of the expenses, regularity of the order of allocation of gross production expenses, accounting of the expenses corresponds to the requirements of Accounting standards 16 "Expenses". The expenses are formed on the basis of the principles of totalling and correspondence by the place of occurrence; the expenses are reflected in the accounting along with the decreasing of the assets or increasing of the liabilities.

Classification of expenses for the reported year complies with the requirements of the Accounting Standards 16 "Expenses":

- prime cost of realized production (works, services) – UAH 1 927 321.0 thousand;
- administrative expenses - UAH 43 776.0 thousand;
- sale expenses (marketing expenses) - UAH 2 780.0 thousand;
- other operational expenses - UAH 66 934.0 thousand;
- financial expanses - UAH 9 933.0 thousand;
- other expenses - UAH 10 685.0 thousand;

Tax accounting of the gross expenses is carried out pursuant to the Law of Ukraine "On Taxation of Profit of the Enterprise".

8.8. Financial result of the enterprise from usual activity as for year 2005 is a profit in the sum of UAH 23 718.0 thousand.

Methodology of the definition of the financial results for the reported period meets the requirements of current legislative and normative documents.

9. The analysis of the indexes of the financial state of the Open Joint Stock Company "Dniproenergo":

On the basis of the accounting data received by the auditor, the analysis of the indexes of the financial state of OJSC "Dniproenergo" as for the year 2005 was made, with the aim of drawing up the conclusion about the real state of the OJSC "Dniproenergo" .

9.1. **Analysis of liquidity of the enterprise.**

Analysis of the liquidity of the enterprise makes it possible to define the capacity of the enterprise to disburse its current liabilities.
Analysis of the liquidity of the enterprise is carried out by the calculating of such indicators (coefficients): cover ratio (overall liquidity), quick liquidity ratio, absolute liquidity ratio and net operating capital ratio.

Cover ratio (Cr) is calculated as correlation of the floating assets and the current liabilities of the company and illustrates sufficiency of the resources of the company that can be used for redemption of current liabilities.

Cr = f.1 r.260 / f.1 r.620

- On the 01.01.05. – 0,43;

- On the 31.12.05. - 0,44.

The value of the cover ratio means that as of 31.12.05. the enterprise has no ability to pay off its current obligations. At the beginning and at the end of the year the indicator is lower than normative value of 1.0.

Quick liquidity ratio (Qlr) is calculated as correlation of the most liquid operating assets (monetary funds and their equivalents, current financial investments and accounts receivable) and the current liabilities of the enterprise. It illustrates payable capacities of the Company as for the short-term obligations subject to due payments to the debtors.

Qlr = f.1 (r.260-r.100-r.110-r.120-r.130-r.140) / f.1 r.620

- On the 01.01.05 makes - 0,33

- On the 31.12.05. makes - 0,34.

The value of the quick liquidity ratio indicates that the enterprise as of 31.12.05. is not able to pay off its current obligations at the expense of the most liquid operating assets. At the beginning and at the end of the year the indicator is lower than the normative value of 0.6 – 0.8.

Absolute liquidity ratio (Alr) is calculated as correlation of monetary funds, their equivalents and current financial investments to the short-term obligations. Absolute liquidity ratio illustrates which part of the debts of the enterprise could be paid off immediately.

Alr = f.1(r.220+r.230+r.240) / f.1r.620

- On the 01.01.05 makes - 0,02

- On the 31.12.05. makes - 0,02.

Value of the indicator illustrates that the Company has ability to pay off immediately only a scanty part of its current obligations.

Net operating capital (Nok) is calculated as difference between the operating assets of the enterprise and its current obligations. Its availability and amount illustrate the ability of the enterprise to pay off its current liabilities and to expand its further activity.

NOC = f.1(r.260-r.620)

- On the 01.01.05 makes - UAH (-1 274 725.00) thousand;

- On the 31.12.05. makes - UAH (-1 258 903.00) thousand.

The value of the indicator means that at the beginning and at the end of the year net operating capital is absent, it means that the Company is not able to pay off its current liabilities and expand its further activity.

9.2. Analysis of the solvency (financial soundness) of the Company.

Analysis of the solvency of the company (financial soundness) is carried out on the basis of the balance data and describes the structure of the resources of financing of the enterprise, financial soundness degree and dependence of the enterprise on the external sources of financing of the activity.

Solvency (autonomy) ratio (Sr) is calculated as correlation of the own capital of the enterprise to the total sum of the balance of the Company and illustrates the weight of the own capital in the total sum of funds advanced in its activity.

Sr = f.1r.380 / f.1r.640

- On the 01.01.05 makes – 0.10;
- On the 31.12.05. makes – 0.13.

The weight of the own capital in the total sum of the assets, advanced in its activity during the year 2005 was significantly lower than the normative value of 0.5.

Ratio of financing (Rf) is calculated as correlation of the funds obtained and own funds and characterize the dependence of the enterprise on the acquired funds.

Rf = f.1(r.430+r.480+r.620+r.630) / f.1r.380

- On the 01.01.05 makes – 8.64;
- On the 31.12.05. makes – 6.98.

Dependence of the enterprise on the obtained funds is very high at the end of the year – 6.98, upon the normative value lower than 1.

Indicator of security of own operating assets (Isoos) is calculated as correlation of the amount of net operating capital to the amount of the operating assets of the enterprise and illustrates the security of the Company with its own operating assets.

Isoos = f.1(r.260-r.620) / f.1r.260

- On the 01.01.05 makes – (-1.33);
- On the 31.12.05. makes – (-1.29)

The Company has negative indicator of own working assets security at the beginning and at the end of the year under the normative value of more than 0.

Maneuverability ratio of the own capital (MRoc) illustrates which part of the own capital is used for financing of current activity, i.e. what part is invested into the operating assets, and which part is capitalized. Maneuverability ratio of the own capital is calculated as correlation of the net operating capital to the own capital.

Mroc = f.1(r.260-r.620) / f.1r.380

- On the 01.01.05 makes – (-4.49);
- On the 31.12.05. makes – (-3.62)

The value of the indicator reveals the instability of the financial position of the Company at the beginning and at the end of the reported year.

Conclusion.
The obtained information gives real and complete presentation on the actual structure of assets and liabilities of the Open Joint Stock Company "Dniproenergo". The form of accounting and its carrying out and accepted accounting policy meet legislative and normative requirements.

The financial report is carried out on the grounds of the actual accounting data and correspond to the stated requirements of current legislation of Ukraine and accepted accounting policy. The data of the

financial reporting of the Open Joint Stock Company "Dniproenergo" are drawn out in compliance with the data of accounting, the data of the separate forms of the reporting correspond to each other.

Financial reporting authentically and fully provides financial information of the enterprise by the state on the 31.12.2005. according to the legislative and normative requirements as for accounting and reporting in Ukraine, reliably and precisely reveals financial state of the enterprise.

Analysis of the financial state attests the stable current insolvency of the Open Joint Stock Company "Dniproenergo". There is an insufficiency of monetary funds and highly liquid assets for the redemption of current debts.

Director

LLC "Auditservice -LVF" [signature] **L.V. Fomenko**

(Certificate of the Audit Chamber of Ukraine
A No. 000388, dated 02.11.95)
Address:
117 "a" Lenin Anenue, Zaporizhzhia
Telephone/telefax: 63-01-97

File No. 82-4844
Attachment 3

Newspaper "Ukrainian Investment Newspaper" No 18-19, may 6th, year 2005

Appendix to the Accounting Standard

		CODES
	Date (year, month, day)	2004/12/31
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
Form of ownership: state corporative	as to KFV	30
Government body: National joint-stock company "Energy company of Ukraine"	as to SPODU	6024
Branch: industry	as to ZKGNG	11110
Type of economic activity: Manufacture of the electric power	as to KVED	40.10.1
Measuring unit: hrv. thousand	Controlling amount	
Address: Zaporizhzhya, Hrebelna Str., 2.		

BALANCE SHEET OF THE COMPANY

For 31.12.04

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
I Non-negotiable assets			
Intangible assets:			
Residual value	010	2 434	2 031
Initial value	011	3 330	3 331
Cumulative depreciation	012	896	1 300
Uncompleted construction	020	78 683	86 522
Fixed assets:			

Residual value	030	1 750 851	1 650 150
Initial value	031	7 945 950	7 989 568
Demolition	032	6 195 099	6 339 418
Long-term financial investments:			
Which are accounted by the method of sharing the capital by the other companies	040	6 278	6 183
Other financial investments	045	114	114
Long-term debt receivable	050	55	52
Delayed tax assets	060	107 210	18 608
Other non-negotiable assets	070	0	0
Goodwill on consolidation	075	0	0
Section 1 total	080	1 945 625	1 763 660
II Negotiable assets			
Reserves:			
production reserves	100	192 094	216 474
Animals under growing and feeding	110	0	0
uncompleted production	120	100	56
finished product	130	0	0
Goods	140	89	95
Promissory notes received	150	51 911	51 911
Debt receivable for goods, works, services:			
net purchase value	160	567 913	578 684
initial value	161	2 833 690	2 849 342
doubtful debts reserve	162	2 265 777	2 270 658
Debts receivable on settlements:			
with the budget	170	3 353	563
on granted advance	180	5 623	7 190
on calculated income	190	0	0
Of internal settlements	200	0	0

Other current debt receivable	210	11 789	10 468
Current financial investments	220	0	0
Money resource and its equivalents:			
in national currency	230	12 730	46 509
in foreign currency	240	0	0
Other negotiable assets	250	41 279	49 588
Section 2 total	260	886 881	961 540
III Expenses of future periods	270	1 295	834
Balance	280	2 833 801	2 726 034

LIABILITIES	Row code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
I. OWN CAPITAL			
Charter (capital)	300	98 100	98 100
Share capital	310	0	0
Additional invested capital	320	0	0
Other additional capital	330	2 046 283	2 107 482
Reserve capital	340	34 605	34 605
Undistributed profit (uncovered loss)	350	-1 905 957	-1 927 541
Unpaid capital	360	(0)	(0)
Withdrawn capital	370	(0)	(0)
Saved course difference	375	(0)	(0)
Section 1 capital	380	273 031	312 646
Minority part	385	0	0
II. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400	0	0

Other securities	410	0	0
The sum of insurance reserves	415	0	0
The sum of reinsurers parts in insurance reserves	416	0	0
Target - oriented financing	420	0	0
Sections 2 total	430	0	0
III. LONG - TERM LIABILITIES			
Long term bank credits	440	99 492	89 105
Other long-term finance liabilities	450	0	0
Delayed tax obligations	460	0	0
Other long-term liabilities	470	109 706	129 994
Section 3 total	480	209 198	219 099
IV. CURRENT LIABILITIES			
Short term bank credits	500	72 999	
Current indebtedness under long term liabilities	510	201 305	184 889
Issued bills	520	100 695	93 485
Debt receivable for goods, works, services	530	1 327 367	1 220 812
Current liabilities for settlements : on received advance payments	540	7 833	956
with the budget	550	358 543	395 338
on non-budgetary payments	560	50 986	50 986
on insurance	570	2 566	770
on salaries	580	6 785	5 786
with participants	590	34 779	34 779
on internal accounts	600	0	37
Other current liabilities	610	187 428	205 394
Section IV total	620	2 351 286	2 193 232
V. REVENUES OF FUTURE PERIODS	630	286	1 057
Balance	640	2 833 801	2 726 034

File No. 82-4844

CODES

	Date (year, month, day)	2001/12/01
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
Form of ownership: state corporative	as to KFV	30
Government body: National joint-stock company "Energy company of Ukraine"	as to SPODU	6024
Branch: industry	as to ZKGNG	11110
Type of economic activity: Manufacture of the electric power	as to KVED	40.10.1
Measuring unit: hrv. thousand	Controlling amount	

Address: Zaporizhzhya, Hrebelna Str., 2.

REPORT ON FINANCIAL RESULTS

For 12 months of the year 2004

1. Financial results

Form No. 2 as to DKUD 1801003

Description	Row code	Accounting year	Previous year
Income (revenue) from realization of the products (goods, works, services)	010	2 086 518	2 144 899
Value added tax	015	347 753	357 473
Excise duty	020	0	0
	025		62
Other use of revenue	`030		
Net revenue of sold products (work, services)	035	1 738 765	1 787 364
Costs for production of sold products (work, services)	040	1 597 377	1 709 200
Gross: - profit	050	141 388	78 164
- losses	055	0.0	0.0
Other operational revenues	060	9 694	199 020
Administrative expenses	070	(34 186)	(31 720)
Commercial costs	080	(2 062)	(1 327)
Other operational costs and expenses	090	(39 302)	(282 867)
Financial results of operational activity: - profit	100	75 532	0
- losses	105	0.0	38 730
Revenues from sharing in the capital	110		
Other financial revenues	120	0.0	0.0
Other revenues	130	47 974	36 890

Financial losses	140	9 030	19 634
Losses from sharing in the capital	150	95	296
Other losses	160	52 950	38 721
Financial results of usual activity: - total profit	170	61 431	0
- total losses	175	0.0	60 491
Profit tax	180	89 261	2 251
Income tax profit from usual activity	185		
Financial results of usual activity:			
- profit	190	0	0
- losses	195	27 830	62 742
Unusual: - profit	200	0.0	0.0
- losses	205	(0.0)	( )
Tax from unusual profit	210		
Net: - profit	220	0	.0
- losses	225	27 830	62 742

2. Elements of production costs

Description	Row Code	Accounting year	Previous year
Material costs	230	1 294 216	1 407 358
Expenses on remuneration	240	116 283	107 102
Allocations for social arrangements	250	43 525	39 394
Depreciation	260	186 998	196 351
Other operational costs	270	30 401	242 538
Total	280	1 671 423	1 992 743

3. Calculation of the indices of the profitability of shares

Description	Row code	Accounting year	Previous year
Average quantity of common shares	300	3 923 998.	3 923 998.
Adjusted quantity of common shares	310	0.0	0.0
Net profit (loss) per one common share	320	0.0	0.0
Adjusted net profit (loss) per one common share	330	0.0	0.0
Dividends per one common share	340	0.0	0.0

Attachment 4

Bulletin: Securities of Ukraine

No 7-8 (1329-1330) January, 14 th, 2005

Information on the bringing the suit against the issuer on the sum, that exceeds 10% of the statutory capital or the sum of fixed and operating assets of the issuer

OJSC "Dniproenergo", code by EDRPOU 00130872

Person (body) - claimant	Date of application of the claim	Sum of the claim	Sum of the claim concerning the amount of statutory capital on the beginning of the reported year (%)	Sum of the claim concerning the amount of fixed and operating assets of the issuer on the beginning of the reported year (%)
Ordjonikidzevska united automobile Inspection of the region of Dnipropetrovsk	30.12.2004.	13 254.023	13.5	0.46

Attachment 5

Bulletin: Securities of Ukraine

No 65-66 (1387-1388) March, 23d, 2005

Information on the bringing the suit against the issuer on the sum, that exceeds 10% of the statutory capital or the sum of fixed and operating assets of the issuer

OJSC "Dniproenergo", code by EDRPOU 00130872

Person (body) - claimant	Date of application of the claim	Sum of the claim	Sum of the claim concerning the amount of statutory capital on the beginning of the reported year (%)	Sum of the claim concerning the amount of fixed and operating assets of the issuer on the beginning of the reported year (%)
government enterprise "Sverdlovantracit"	14.03.2005	38 331.283	39.07	1.4

Attachment 6

Bulletin: Securities of Ukraine

No 121-122 (1443-1444) June, 1st, 2005

Information on the bringing the suit against the issuer on the sum, that exceeds 10% of the statutory capital or the sum of fixed and operating assets of the issuer

OJSC "Dniproenergo", code by EDRPOU 00130872

Person (body) - claimant	Date of application of the claim	Sum of the claim	Sum of the claim concerning the amount of statutory capital on the beginning of the reported year (%)	Sum of the claim concerning the amount of fixed and operating assets of the issuer on the beginning of the reported year (%)
Government committee of governmental material reserves of Ukraine	24.05.2005.	113 254.386	115.448	4.155

Attachment 7

Information on the persons – residents of the USA, owing the shares of the issuer OJSC "Dniproenergo" by the state on the 31.12.2005.

No by the order	Long name, identification code	Location	Quantity of shares	Total nominal value (UAH)	% of the total quantity of shares	Conditions under which the securities are purchased
1	CIBC OPPENHEIMER CORP., 13279843	OPPENHEIMER TOWER ONE WORLD FINANCIAL CENTRE NEW YORK NY 10281 USA	153	3 825.00	0.0039	Secondary market
2	Limited liability company "Ecoservice Consult LLC" 960105803	125212, Binard Avenue, 231B, Willmin (county New Castle), state Delaware, USA	321	8 025.00	0.0082	Receipt/ transmission of register from the previous Registar
3	The Bank of New York	101, Barclay Str. – 22-nd, Floor West new York, New York 10286, USA	106 964	2 674 100.00	2.7259	Client of the nominal Holder - depositary
4	Company "Moltex Industries LLC", 101396-96	Camden 12260 Willow Grove Road # 2 Camden Delaware 19934, USA	4	100.00	0.0001	Client of the nominal Holder - depositary
5	POMPANO MANAGEMENT GROUP LLC, 6281	33060 1591, East Athlantic Blend, room 200, Pompano beach, state Florida, USA	14	350.00	0.0004	Client of the nominal Holder - depositary

Acting Head of Management (signature)
Koreshkova N.V.

SEAL

Attachment 8

Appendix to the Accounting Standard

		CODES
	Date (year, month, day)	2005/06/30
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory: Zaporizka	as to KOATUU	2310136900
Form of ownership: state corporative	as to KFV	30
Government body: National joint-stock company "Energy company of Ukraine"	as to SPODU	6024
Branch: industry	as to ZKGNG	11110
Type of economic activity: Manufacture of the electric power	as to KVED	40.10.1
Measuring unit: hrv. thousand	Controlling amount	

Address: Zaporizhzhya, Hrebelna Str., 2.

BALANCE SHEET OF THE COMPANY

For 30.06.05

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
I Non-negotiable assets			
Intangible assets:			
Residual value	010	2 031	1 838
Initial value	011	3 331	3 334
Cumulative depreciation	012	1 300	1 496
Uncompleted construction	020	86 498	96 267
Fixed assets:			

Residual value	030	1 651 923	1 578 537
Initial value	031	7 991 341	8 012 113
Demolition	032	6 339 418	6 433 576
Long-term financial investments:			
Which are accounted by the method of sharing the capital by the other companies	040	5 538	5 526
Other financial investments	045	114	114
Long-term debt receivable	050	51	49
Delayed tax assets	060	18 608	18 609
Other non-negotiable assets	070		
Goodwill on consolidation	075		
Section 1 total	080	1 764 763	1 700 940
II Negotiable assets			
Reserves:			
production reserves	100	216 616	212 176
Animals under growing and feeding	110		
uncompleted production	120	56	53
finished product	130		
Goods	140	95	229
Promissory notes received	150	51 911	51 878
Debt receivable for goods, works, services:			
net purchase value	160	570 870	545 385
initial value	161	2 841 528	2 816 043
doubtful debts reserve	162	2 270 658	2 270 658
Debts receivable on settlements:			
with the budget	170	307	194
on granted advance	180	7 182	13 231
on calculated income	190		
Of internal settlements	200	2	107

Other current debt receivable	210	15 812	23 693
Current financial investments	220		
Money resource and its equivalents:			
in national currency	230	46 509	105 695
in foreign currency	240		
Other negotiable assets	250	50 906	51 260
Section 2 total	260	960 266	1 003 901
III Expenses of future periods	270	805	2 075
Balance	280	2 725 834	2 706 916
LIABILITIES	Row code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
I. OWN CAPITAL			
Charter (capital)	300	98 100	98 100
Share capital	310		
Additional invested capital	320		
Other additional capital	330	2 107 482	2 103 894
Reserve capital	340	34 605	34 605
Undistributed profit (uncovered loss)	350	- 1 965 552	-1 961 196
Unpaid capital	360		
Withdrawn capital	370		
Section 1 capital	380		
II. PROVIDING OF FUTURE EXPENDITURES AND PAYMENTS			
Providing of payments for personnel	400		
Other securities	410		
The sum of insurance reserves	415		
The sum of reinsurers parts in insurance reserves	416		

Target - oriented financing	420		
Sections 2 total	430	0	0
III. LONG - TERM LIABILITIES			
Long term bank credits	440	89 105	80 184
Other long-term finance liabilities	450		
Delayed tax obligations	460		
Other long-term liabilities	470	129 994	118 471
Section 3 total	480	219 099	198 655
IV. CURRENT LIABILITIES			
Short term bank credits	500		
Current indebtedness under long term liabilities	510	184 889	196 076
Issued bills	520	93 485	93 485
Debt receivable for goods, works, services	530	1 254 887	1 211 769
Current liabilities for settlements : on received advance payments	540	951	50 599
with the budget	550	399 552	401 703
on non-budgetary payments	560	50 986	50 986
on insurance	570	795	2 884
on salaries	580	5 856	5 879
with participants	590	34 779	34 779
on internal accounts	600	37	1 249
Other current liabilities	610	204 826	181 610
Section IV total	620	2 231 043	2 231 019
V. REVENUES OF FUTURE PERIODS	630	1 057	1 839
Balance	640	2 725 834	2 706 916

Manager ____________________(signature)

Chief accountant______________(signature)

SEAL

Attachment 9

			CODES
		Date (year, month, day)	2005/06/30
Enterprise: the OJSC "Dniproenergo"		as to EDRPOU	00130872
Territory:		as to KOATUU	2310136900
Form of ownership:		as to KFV	30
Government body:		as to SPODU	6024
Branch: industry		as to ZKGNG	11110
Type of economic activity:		as to KVED	40.10.1
Measuring unit: hrv. thousand		Controlling amount	

REPORT ON FINANCIAL RESULTS

For the first half year of the year 2005

1. Financial results

Form as to DKUD 1801003

Description	Row code	Accounting year	Previous year
Income (revenue) from realization of the products (goods, works, services)	010	1 049 874	987 003
Value added tax	015	174 979	164 501
Excise duty	020		
	025		
Other use of revenue	030		
Net revenue of sold products (work, services)	035	874 895	822 502
Costs for production of sold products (work, services)	040	838 157	784 886
Gross: - profit	050	36 738	37 616
- losses	055	0	0
Other operational revenues	060	12 369	6 217
Administrative expenses	070	19 904	16 413
Commercial costs	080	1 291	868
Other operational costs and expenses	090	23 359	48 505
Financial results of operational activity: - profit	100	4 553	0
- losses	105	0	21 953
Revenues from sharing in the capital	110		
Other financial revenues	120		
Other revenues	130	6 267	2 310
Financial losses	140	2 366	5 527
Losses from sharing in the capital	150	11	64
Other losses	160	3 623	8 092

Financial results of usual activity: - total profit	170	4 820	0
- total losses	175	0	33 326
Profit tax	180	1 786	59
Income tax profit from usual activity	185		
Financial results of usual activity:			
- profit	190	3 034	0
- losses	195	0	33 385
Unusual: - profit	200		
- losses	205		
Tax from unusual profit	210		
Net: - profit	220	3 034	0
- losses	225	0	33 385

2. Elements of the operational costs

Description	Row Code	Accounting year	Previous year
Material costs	230	658 461	633 121
Expenses on remuneration	240	63 113	54 695
Allocations for social arrangements	250	23 857	20 493
Depreciation	260	97 114	95 519
Other operational costs	270	39 206	46 030
Total	280	881 751	849 858

3. Calculation of the indices of the profitability of shares

Description	Row code	Accounting year	Previous year
Average quantity of common shares	300		
Adjusted quantity of common shares	310		
Net profit (loss) per one common share	320		
Adjusted net profit (loss) per one common share	330		
Dividends per one common share	340		

Manager ___________________(signature)

Chief accountant_____________(signature)

SEAL

Attachment 10

Appendix to the Accounting Standard

CODES

Date (year, month, day) 2005/09/30

Enterprise: the OJSC "Dniproenergo" as to EDRPOU 00130872

Territory: Zaporizka as to KOATUU 2310136900

Form of ownership: state corporative as to KFV 30

Government body: National joint-stock company "Energy company of Ukraine"

as to SPODU 6024

Branch: industry as to ZKGNG 11110

Type of economic activity: Manufacture of the electric power

as to KVED 40.10.1

Measuring unit: hrv. thousand Controlling amount

Address: Zaporizhzhya, Hrebelna Str., 2.

BALANCE SHEET OF THE COMPANY

For 30.09.05

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
I Non-negotiable assets			
Intangible assets:			
Residual value	010	2 031	1 747
Initial value	011	3 331	3 334
Cumulative depreciation	012	1 300	1 587
Uncompleted construction	020	86 626	116 052
Fixed assets:			

Residual value	030	1 651 923	1 578 323
Initial value	031	7 991 341	8 049 693
Demolition	032	6 339 418	6 471 370
Long-term financial investments:			
Which are accounted by the method of sharing the capital by the other companies	040	5 538	5 597
Other financial investments	045	114	114
Long-term debt receivable	050	51	49
Delayed tax assets	060	18 609	18 609
Goodwill	065		
Other non-negotiable assets	070		
Section 1 total	080	1 764 892	1 720 491
II Operating assets			
Reserves:			
production reserves	100	216 487	280 873
Animals under growing and feeding	110		
uncompleted production	120	56	113
finished product	130		
Goods	140	95	120
Promissory notes received	150	51 911	51 878
Debt receivable for goods, works, services:			
net purchase value	160	567 985	525 055
initial value	161	2 838 643	2 795 713
doubtful debts reserve	162	2 270 658	2 270 658
Debts receivable on settlements:			
with the budget	170	307	2 296
on granted advance	180	7 182	17 005
on calculated income	190		
Of internal settlements	200	2	4

Other current debt receivable	210	15 997	23 214
Current financial investments	220		
Money resource and its equivalents:			
in national currency	230	46 509	23 212
in foreign currency	240		
Other negotiable assets	250	50 896	52 377
Section 2 total	260	957 427	976 147
III Expenses of future periods	270	805	1 345
Balance	280	2 723 124	2 697 983
LIABILITIES	Row code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
I. OWN CAPITAL			
Charter (capital)	300	98 100	98 100
Share capital	310		
Additional invested capital	320		
Other additional capital	330	2 107 482	2 146 231
Reserve capital	340	34 605	34 605
Undistributed profit (uncovered loss)	350	- 1 966 207	-2 023 888
Unpaid capital	360		
Withdrawn capital	370		
Section 1 capital	380	273 980	255 048
Providing of payments for personnel	400		
Other securities	410		
The sum of insurance reserves	415		
The sum of reinsurers parts in insurance reserves	416		
Target - oriented financing	420		75

Sections 2 total	430		75
Long term bank credits	440	89 105	80 105
Other long-term finance liabilities	450		
Delayed tax obligations	460		
Other long-term liabilities	470	129 994	114 484
Section 3 total	480	219 099	194 589
Short term bank credits	500		90 000
Current indebtedness under long term liabilities	510	184 889	199 979
Issued bills	520	93 485	93 485
Debt receivable for goods, works, services	530	1 252 984	1 189 926
Current liabilities for settlements : on received advance payments	540	951	2 300
with the budget	550	399 487	385 635
on non-budgetary payments	560	50 986	50 856
on insurance	570	798	2 820
on salaries	580	5 856	6 495
with participants	590	34 779	34 779
on internal accounts	600	38	1 964
Other current liabilities	610	204 737	188 196
Section IV total	620	2 228 987	2 246 435
V. REVENUES OF FUTURE PERIODS	630	1 058	1 836
Balance	640	2 723 124	2 697 983

Manager ___________________(signature)

Chief accountant______________(signature)

SEAL

Attachment 11

Appendix to the Accounting Standard 3

CODES

	Date (year, month, day)	2005/09/30
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
Form of ownership:	as to KFV	30
Government body: National joint-stock company "Energy company of Ukraine"		
	as to SPODU	6024
Branch: Energy manufacturing	as to ZKGNG	11110
Type of economic activity:	as to KVED	40.10.1
Measuring unit: hrv. thousand	Controlling amount	

REPORT ON FINANCIAL RESULTS

For 9 months of the year 2005

1. Financial results

Form 2 as to DKUD 1801003

Description	Row code	Accounting year	Previous year
Income (revenue) from realization of the products (goods, works, services)	010	1 590 569	1 442 936
Value added tax	015	265 095	240 489
Excise duty	020		
	025		
Other use of revenue	030		
Net revenue of sold products (work, services)	035	1 325 474	1 202 447
Costs for production of sold products (work, services)	040	1 281 288	1 151 519
Gross: - profit	050	44 186	50 928
- losses	055	0	0
Other operational revenues	060	19 814	14 097
Administrative expenses	070	31 832	25 099
Commercial costs	080	2 008	1 437
Other operational costs and expenses	090	35 101	31 987
Financial results of operational activity: - profit	100	0	6 502
- losses	105	4 941	0
Revenues from sharing in the capital	110	60	0
Other financial revenues	120		
Other revenues	130	7 741	11 576

Financial losses	140	3 671	6 991
Losses from sharing in the capital	150	3	64
Other losses	160	6 180	8 421
Financial results of usual activity: - total profit	170	0	2 602
- total losses	175	6 991	0
Profit tax	180	55 694	3 845
Income tax profit from usual activity	185		
Financial results of usual activity:			
- profit	190	0	0
- losses	195	62 685	1 243
Unusual: - profit	200		
- losses	205		
Tax from unusual profit	210		
Net: - profit	220	0	0
- losses	225	62 685	1 243

2. Elements of the operational costs

Description	Row Code	Accounting year	Previous year
Material costs	230	1 011 739	929 560
Expenses on remuneration	240	100 992	85 920
Allocations for social arrangements	250	38 182	32 296
Depreciation	260	144 137	141 912
Other operational costs	270	53 518	19 189
Total	280	1 348 568	1 208 877

3. Calculation of the indices of the profitability of shares

Description	Row code	Accounting year	Previous year
Average quantity of common shares	300		
Adjusted quantity of common shares	310		
Net profit (loss) per one common share	320		
Adjusted net profit (loss) per one common share	330		
Dividends per one common share	340		

Manager __________________(signature)

Chief accountant_____________(signature)

SEAL

File No. 82-4844

Attachment 12

Appendix to the Accounting Form (standard) 2

CODES Date (year, month, day)

2005/12/31

Enterprise: the OJSC "Dniproenergo" as to EDRPOU 00130872

Territory: Zaporizka oblast as to KOATUU 2310136900

Ownership: COLLECTIVE PROPERTY as to KFV 30

State management authority: The ministry fuel and power as to SPODU 6024

Branch: industrial as to ZKGNG 11110

Type of economic activity: Manufacture of the electric power as to KVED 40101

Measuring unit: UAH thousand Controlling amount

Address: 69096, Zaporizhzhia, 20 Dobrolyubova Street

BALANCE SHEET OF THE COMPANY

AS OF 31 December 2005

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. Non-negotiable assets			
Intangible assets: -residual value	010	2 032.000	2 865.000
-initial value	011	3 332.000	4 541.000
-accumulated depreciation	012	(1 300.000)	(1 676.000)
Incomplete constructions	020	86 628.000	110 433.000
Fixed assets: -residual value	030	1 651 923.000	1 556 965.000
-initial value	031	7 991 342.000	8 074 916.000
-deterioration	032	(6 339 419.000)	(6 517 951.000)
Long-term financial investment: -that are accounted by the method of capital sharing of the other companies	040	5 538.000	5 673.000
-other financial investments	045	114.000	114.000
Long-term accounts receivable	050	51.000	49.000
Delayed tax assets	060	31 403.000	117 907.000
Other non-negotiable assets	070	0.000	0.000
Goodwill on consolidation	075	0.000	0.000
Section 1 total	080	1 777	1 794 006.000

		689.000	
2. Floating assets			
Inventories: -production inventories	100	216 485.000	229 674.000
-animals on growing and feeding	110	0.000	0.000
-incomplete production	120	56.000	37.000
-finished products	130	0.000	0.000
-goods	140	95.000	86.000
Promissory notes received	150	51 911.000	51 878.000
Accounts receivable for goods, works, services: -net selling value	160	567 061.000	541 881.000
-initial value	161	2 837 719.000	2 766 428.000
-reserve of doubtful debts	162	(2 270 658.000)	(2 224 547.000)
Account receivable for settlements : -with the budget	170	306.000	272.000
-on granted advance	180	7 181.000	34 602.000
-on calculated income	190	0.000	0.000
-of internal settlement of accounts	200	2.000	4.000
Other current accounts receivable	210	16 054.000	22 502.000
Current financial investments	220	0.000	0.000
Money resources and their equivalents: -in national currency	230	46 509.000	47 253.000
-in foreign currency	240	0.000	0.000
Other floating assets	250	50 981.000	49 475.000
Section 2 total	260	956 641.000	977 664.000
3. Expenses of future periods	270	805.000	1 390.000
BALANCE	280	2 735 135.000	2 773 060.000

LIABILITIES	Row code	At the beginning of the year	At the end of the year
1	2	3	4
1. OWN CAPITAL			
Chartered capital	300	98 100.000	98 100.000
Share capital	310	0.000	0.000
Additional invested capital	320	0.000	0.000
Other additional capital	330	2 107 482.000	2 143 498.000
Reserve capital	340	34 605.000	35 791.000
Undistributed profit (uncovered loss)	350	-1 956 576.000	-1 929 787.000
Unpaid capital	360	(0.000)	(0.000)
Withdrawn capital	370	(0.000)	(0.000)
Accumulated course difference	375	0.000	0.000
Section 1 total	380	283 611.000	347 602.000
Minority part	385	0.000	0.000
2. GUARANTEE OF FUTURE EXPENDITURES AND PAYMENTS			
Guarantee of payments for personnel	400	0.000	0.000
Other guarantees	410	0.000	0.000

	415	0.000	0.000
	416	0.000	0.000
Purpose financing	420	0.000	0.000
Sections 2 total	430	0.000	0.000
3. LONG - TERM LIABILITIES			
Long term bank loans	440	89 106.000	75 393.000
Other long-term finance liabilities	450	0.000	0.000
Delayed tax obligations	460	0.000	0.000
Other long-term liabilities	470	129994.000	110548.000
Section 3 total	480	219 100.000	185 941.000
4. CURRENT LIABILITIES			
Short term bank loans	500	0.000	54 000.000
Current indebtedness under long term liabilities	510	184 889.000	208 627.000
Issued bills	520	93 485.000	93 485.000
Accounts payable for goods, works and services	530	1 253 996.000	1 200 395.000
Current liabilities for settlements : -on received advance payments	540	951.000	16 967.000
-with the budget	550	400 816.000	379 250.000
-on non-budgetary payments	560	50 986.000	50 754.000
-on insurance	570	798.000	2 877.000
-on salaries	580	5 856.000	7 124.000
-with participants	590	34 779.000	34 779.000
-on internal accounts	600	38.000	9 014.000
Other current liabilities	610	204 772.000	179 295.000
Section 4 total	620	2 231 366.000	2 236 567.000
5. REVENUES OF FUTURE PERIODS	630	1 058.000	2 950.000
BALANCE	640	2 735 135.000	2 773 060.000

Manager ________________ __________Popov S.A.________
[signature]

Chief accountant ________________ __________Huschyn A.M______
[signature]

Attachment 13

Appendix to the Accounting Form (standard) 3

CODES

2005/12/31

Date (year, month, day)

Enterprise: **the Open Joint Stock Company "Dniproenergo"** as to EDRPOU 00130872

Territory: Zaporizka oblast as to KOATUU 2310136900

State management authority: NJSC "Power engineering company of Ukraine" as to SPODU 6024

Branch: Power engineering as to ZKGNG 11110

Type of economic activity: Generation of the electric power as to KVED 40.10.1

by thermal power stations

Measuring unit: UAH thousand Controlling amount

REPORT ON FINANCIAL RESULTS

For the 2005 year

Form No. 2 as to DKUD 1801003

2. Financial results

Description	Row code	Accounting year	Past year
1	2	3	4
Sales proceeds (revenue) (from goods, works, services)	010	2 497 636.000	2 079 199.000
Value added tax	015	(416 273.000)	(346 533.000)
Excise duty	020	(0.000)	(0.000)
	025	(0.000)	(0.000)
Other use of revenue	`030	(0.000)	(0.000)
Net revenue of sold products (goods, work, services)	035	2 081 363.000	1 732 666.000
Costs price of sold products (goods, work, services)	040	(1 927 321.00)	(1 591 907.000)
Gross: - profit	050	154 042.000	140 759.000
- losses	055	(0.000)	(0.000)
Other operational revenues	060	101 137.000	14 331.000
Administrative expenses	070	(43 776.000)	(34 194.000)
Commercial costs (sales expenses)	080	(2 780.000)	(2 062.000)
Other operational costs and expenses	090	(66 934.000)	(47 155.000)
Financial results of operational activity: - profit	100	141 689.000	71 679.000
- losses	105	(0.000)	(0.000)
Revenues from sharing in the capital	110	135.000	0.000
Other financial revenues	120	0.000	0.000

Other revenues	130	9 219.000	49 807.000
Financial losses	140	(9 933.000)	(9 058.000)
Losses from sharing in the capital	150	(0.000)	(167.000)
Other losses	160	(10 685.000)	(52 084.000)
Financial results of usual activity before taxation: -profit	170	130 425.000	59 177.000
-losses	175	(0.000)	(0.000)
Income tax profit from usual activity	180	106 707.000	93 311.000
Financial results of usual activity: -profit	190	23718.000	0.000
-losses	195	(0.000)	(34 134.000)
Unusual: - profit	200	0.000	0.000
- losses	205	(0.000)	(0.000)
Taxes from unusual profit	210	0.000	0.000
Minority share	215	0.000	0.000
Net: - profit	220	23 718.000	0.000
- losses	225	(0.000)	(34134.000)

2. Production Costs

Description	Row Code	Accounting year	Past year
1	2	3	4
Material costs	230	1 555 817.000	1 296 607.000
Salary expenses	240	138 903.000	116 283.000
Allocations for social arrangements	250	52 936.000	43 525.000
Depreciation	260	193 880.000	186 998.000
Other operational costs	270	96 707.000	30 401.000
Total	280	2 038 242.000	1 673 814.000

3. Calculation of activities

Description	**Row code**	**Accounting year**	**Past year**
1	**2**	**3**	**4**
Average annual quantity of common shares	300	3 923 998.000	3 923 998.000
Adjusted quantity of common shares	310	0.000	0.000
Net profit per one common share (UAH)	320	6.000	0.000
Adjusted net profit per one share (UAH)	330	0.000	0.000
Dividends per one common share (UAH)	340	0.000	0.000

The Readjustment Manager [signature] Popov S.A.

Chief Accountant [signature] Huschin A.M.

File No. 82-4844
Attachment 14

Appendix to the Accounting Standard

CODES

Date (year, month, day) 2006/03/31

Enterprise: the OJSC "Dniproenergo" as to EDRPOU 00130872

Territory: as to KOATUU 2310136900

Form of ownership: state corporative as to KFV 30

Government body: National joint-stock company "Energy company of Ukraine"

as to SPODU 6024

Branch: industry as to ZKGNG 11110

Type of economic activity: Manufacture of the electric power

as to KVED 40.10.1

Measuring unit: hrv. thousand Controlling amount

Address: Zaporizhzhya, Hrebelna Str., 2.

BALANCE SHEET OF THE COMPANY

For 31.03.06

Form No 1 as to DKUD 1801001

ASSETS	Row code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
I Non-negotiable assets			
Intangible assets:			
Residual value	010	2 865	2 764
Initial value	011	4 541	4 483
Cumulative depreciation	012	1 676	1 719
Uncompleted construction	020	110 430	135 053
Fixed assets:			
Residual value	030	1 559 439	1 516 191
Initial value	031	8 077 390	8 081 561
Demolition	032	6 517 951	6 565 370
Long-term financial investments:			
Which are accounted by the method of sharing the capital by the other companies	040	5 752	5 897
Other financial investments	045	114	114
Long-term debt receivable	050	49	49

Delayed tax assets	060	117 907	117 907
Goodwill	065		
Other non-negotiable assets	070		
Section 1 total	080	1 796 556	1 777 975
II Operating assets			
Reserves:			
production reserves	100	229 294	176 477
Animals under growing and feeding	110		
uncompleted production	120	37	22
finished product	130		
Goods	140	86	96
Promissory notes received	150	51 878	51 878
Debt receivable for goods, works, services:			
net purchase value	160	541 660	551 766
initial value	161	2 766 207	2 793 287
doubtful debts reserve	162	2 224 547	2 241 521
Debts receivable on settlements:			
with the budget	170	272	293
on granted advance	180	34 602	8 185
on calculated income	190		
Of internal settlements	200	4	16
Other current debt receivable	210	22 560	22 911
Current financial investments	220		
Money resource and its equivalents:			
in national currency	230	47 253	13 737
in foreign currency	240		164
Other negotiable assets	250	49 649	50 597
Section 2 total	260	977 295	876 142
III Expenses of future periods	270	1 390	2 306
Balance	280	2 775 241	2 656 423

LIABILITIES	Row code	At the beginning of the reported period	At the end of the reported period
1	2	3	4
I. OWN CAPITAL			
Charter (capital)	300	98 100	98 100
Share capital	310		
Additional invested capital	320		
Other additional capital	330	2 143 684	2 142 213
Reserve capital	340	35 791	
Undistributed profit (uncovered loss)	350	- 1 928 362	- 1 904 505
Unpaid capital	360		
Withdrawn capital	370		

Section 1 capital	380	349 213	335 808
Providing of payments for personnel	400		
Other securities	410		
The sum of insurance reserves	415		
The sum of reinsurers parts in insurance reserves	416		
Target - oriented financing	420		
Sections 2 total	430	0	0
Long term bank credits	440	75 393	75 393
Other long-term finance liabilities	450		
Delayed tax obligations	460		
Other long-term liabilities	470	110 548	106 612
Section 3 total	480	185 941	182 005
Short term bank credits	500	54 000	29 657
Current indebtedness under long term liabilities	510	208 627	212 563
Issued bills	520	93 485	93 485
Debt receivable for goods, works, services	530	1 200 702	1 235 207
Current liabilities for settlements : on received advance payments	540	16 967	1 293
with the budget	550	379 074	279 844
on non-budgetary payments	560	50 754	50 754
on insurance	570	2 879	2 403
on salaries	580	7 133	7 609
with participants	590	34 779	34 779
on internal accounts	600	9 014	11 853
Other current liabilities	610	179 574	175 471
Section IV total	620	2 236 988	2 134 918
V. REVENUES OF FUTURE PERIODS	630	3 099	3 692
Balance	640	2 775 241	2 656 423

Manager ___________________(signature)

Chief accountant______________(signature)

SEAL

File No. 82-4844
Attachment 15

Appendix to the Accounting Standard 3

		CODES
	Date (year, month, day)	2006/03/31
Enterprise: the OJSC "Dniproenergo"	as to EDRPOU	00130872
Territory:	as to KOATUU	2310136900
Form of ownership:	as to KFV	30
Government body: National joint-stock company "Energy company of Ukraine"		
	as to SPODU	6024
Branch: Energy manufacturing	as to ZKGNG	11110
Type of economic activity:	as to KVED	40.10.1
Measuring unit: hrv. thousand	Controlling amount	

REPORT ON FINANCIAL RESULTS

For the first quarter of the year 2006

1. Financial results

Form 2 as to DKUD 1801003

Description	Row code	Accounting year	Previous year
Income (revenue) from realization of the products (goods, works, services)	010	852 240	572 020
Value added tax	015	142 040	95 337
Excise duty	020		
	025		
Other use of revenue	030		
Net revenue of sold products (work, services)	035	710 200	476 683
Costs for production of sold products (work, services)	040	684 515	436 065
Gross: - profit	050	25 685	40 618
- losses	055	0	0
Other operational revenues	060	6 329	4 828
Administrative expenses	070	11 652	9 744
Commercial costs	080	3 216	2 599
Other operational costs and expenses	090	27 878	14 871
Financial results of operational activity: - profit	100	0	18 232
- losses	105	10 732	0
Revenues from sharing in the capital	110	146	
Other financial revenues	120		
Other revenues	130	1 347	2 399

Financial losses	140	2 074	170
Losses from sharing in the capital	150		
Other losses	160	1 533	1 401
Financial results of usual activity: - total profit	170	0	19 060
- total losses	175	12 846	0
Profit tax	180		2
Income tax profit from usual activity	185		
Financial results of usual activity:			
- profit	190	0	19 058
- losses	195	12 846	0
Unusual: - profit	200		
- losses	205		
Tax from unusual profit	210		
Net: - profit	220	0	19 058
- losses	225	12 846	0

2. Elements of the operational costs

Description	Row Code	Accounting year	Previous year
Material costs	230	573 078	350 127
Expenses on remuneration	240	38 185	29 763
Allocations for social arrangements	250	14 034	11 290
Depreciation	260	48 552	48 862
Other operational costs	270	52 571	22 622
Total	280	726 420	462 664

3. Calculation of the indices of the profitability of shares

Description	Row code	Accounting year	Previous year
Average quantity of common shares	300		
Adjusted quantity of common shares	310		
Net profit (loss) per one common share	320		
Adjusted net profit (loss) per one common share	330		
Dividends per one common share	340		

Manager __________________(signature)

Chief accountant_____________(signature)

SEAL